

Liberty BROADBAND

2023 PROXY STATEMENT | 2022 ANNUAL REPORT

CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; new service and product offerings; revenue growth; future expenses; anticipated changes to regulations; the recognition of deferred revenue; the recoverability of our goodwill and other long-lived assets; competition; the performance, results of operations and cash flows of our equity affiliate Charter Communications, Inc. (**Charter**); projected sources and uses of cash; renewal of licenses; the effects of regulatory developments; the direct and indirect impacts of the COVID-19 pandemic, including related economic impacts; the Rural Healthcare Program; indebtedness and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our, GCI Holdings, LLC (**GCI Holdings**) and Charter's ability to obtain cash in sufficient amounts to service financial obligations and meet other commitments;
- our ability to use net operating loss carryforwards and disallowed business interest carryforwards;
- our, GCI Holdings and Charter's ability to obtain additional financing, or refinance existing indebtedness, on acceptable terms;
- the impact of our, GCI Holdings and Charter's significant indebtedness and our, GCI Holdings and Charter's ability to comply with any covenants in our and their respective debt instruments;
- general business conditions, unemployment levels and the level of activity in the housing sector, economic uncertainty or downturn and inflationary pressures on input costs and labor;
- competition faced by GCI Holdings and Charter;
- the ability of GCI Holdings and Charter to acquire and retain subscribers;
- the impact of governmental legislation and regulation including, without limitation, regulations of the Federal Communications Commission (the **FCC**), on GCI Holdings and Charter, their ability to comply with regulations, and adverse outcomes from regulatory proceedings;
- changes in the amount of data used on the networks of GCI Holdings and Charter;
- the ability of third-party providers to supply equipment, services, software or licenses;
- the ability of GCI Holdings and Charter to respond to new technology and meet customer demands for new products and services;
- changes in customer demand for the products and services of GCI Holdings and Charter and their ability to adapt to changes in demand;
- the ability of GCI Holdings and Charter to license or enforce intellectual property rights;
- natural or man-made disasters, terrorist attacks, pandemics, cyberattacks, network disruptions, service interruptions and system failures and the impact of related uninsured liabilities;
- the ability to hire and retain key personnel;
- the ability to procure necessary services and equipment from GCI Holdings' and Charter's vendors in a timely manner and at reasonable costs;
- risks related to the Investment Company Act of 1940;
- the outcome of any pending or threatened litigation; and
- changes to general economic conditions, including economic conditions in Alaska, and their impact on potential customers, vendors and third parties.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning Charter, a public company that files reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning Charter has been derived from the reports and other information filed by it with the SEC. If you would like further information about Charter, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report.

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in Liberty Broadband Series A and Series C common stock from December 31, 2017 through December 31, 2022 to the S&P 500 Index and the S&P 500 Communication Services Index.



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Liberty Broadband Series A	$100.00	$84.43	$146.46	$185.28	$189.18	$ 89.18
Liberty Broadband Series C	$100.00	$84.58	$147.66	$185.97	$189.17	$ 89.56
S&P 500 Index	$100.00	$93.76	$120.84	$140.49	$178.27	$143.61
S&P 500 Communication Services Index	$100.00	$83.57	$109.37	$133.63	$161.06	$ 95.96

INVESTMENT SUMMARY

(Based on publicly available information as of January 31, 2023) www.libertybroadband.com/about/asset-list

The following tables set forth some of Liberty Broadband Corporation's assets which may be held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the tables are approximate and, where applicable, assume conversion to common stock by Liberty Broadband Corporation and, to the extent known by Liberty Broadband Corporation, other holders. Ownership percentages in the tables are approximate. In some cases, Liberty Broadband Corporation's interest may be subject to buy/sell procedures, repurchase rights or dilution.

LIBERTY BROADBAND CORPORATION			
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT[1] (in millions)	ATTRIBUTED OWNERSHIP
Charter Communications, Inc. (NASDAQ: CHTR)	The second largest cable operator in the United States and a leading broadband communications services company providing video, Internet and voice services to residential and small and medium business customers.	47.1	26%[2]
GCI	GCI is the largest Alaska-based communications provider based on revenues, providing a full range of wireless, data, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.
1) Applicable only for publicly-traded entities.
2) Charter ownership denotes fully diluted ownership (as defined in Liberty Broadband Corporation and Charter's Stockholder Agreement). Charter ownership as of 1/18/23.

FINANCIAL INFORMATION

Market for Registrant's Common Equity and Related Stockholder Matters of Equity Securities.

Market Information

Our Series A and Series C common stock trade on the Nasdaq Global Select Market under the symbols "LBRDA" and "LBRDK," respectively. Our Series B common stock is quoted on the OTC Markets under the symbol "LBRDB", but it is not actively traded. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the quarterly range of high and low sales prices of our Series B common stock for the years ended December 31, 2022 and 2021. There is no established public trading market for our Series B common stock, which is quoted on the OTC Markets. Such over-the-counter market quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

| | Liberty Broadband Corporation Series B (LBRDB) | |
	High	Low
2021		
First quarter	$ 153.11	142.85
Second quarter	$ 160.40	141.15
Third quarter	$ 178.00	170.00
Fourth quarter	$ 173.00	151.00
2022		
First quarter	$ 159.61	130.58
Second quarter	$ 133.46	105.76
Third quarter	$ 117.75	93.00
Fourth quarter	$ 89.95	73.75

Holders

As of January 31, 2023, there were 637, 77 and 2,129 holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

As of December 31, 2021, the Company had $669 million available to be used for share repurchases under the Company's share repurchase program. On January 26, 2022, a duly authorized committee of the board of directors authorized the repurchase of an additional $2.215 billion of Liberty Broadband common stock and on August 17, 2022, the board of directors authorized the repurchase of an additional $2 billion of Liberty Broadband common stock.

A summary of the repurchase activity for the three months ended December 31, 2022 is as follows:

Period	Series A Common Stock		Series C Common Stock		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		
October 1 - 31, 2022 . . .	46,960	$ 79.86	1,141,979	$ 76.95	1,188,939	$2,151 million
November 1 - 30, 2022 .	133,398	$ 88.60	851,285	$ 85.15	984,683	$2,067 million
December 1 - 31, 2022. .	214,384	$ 83.54	566,237	$ 83.99	780,621	$2,002 million
Total	394,742	$ 84.81	2,559,501	$ 81.24	2,954,243	

There were no repurchases of Liberty Broadband Series B common stock or Liberty Broadband Preferred Stock during the three months ended December 31, 2022.

During the three months ended December 31, 2022, 31 shares of Liberty Broadband Series A common stock, zero shares of Liberty Broadband Series B common stock, 380 shares of Series C common stock and 150 shares of Liberty Broadband Preferred Stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock, restricted stock units and options.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

Overview

Liberty Broadband Corporation ("Liberty Broadband," "the Company," "us," "we," or "our") is primarily comprised of GCI Holdings, LLC ("GCI Holdings" or "GCI") (as of December 18, 2020), a wholly owned subsidiary, and an equity method investment in Charter Communications, Inc. ("Charter").

During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries ("Liberty") authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly-owned subsidiary, Liberty Broadband, and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off").

On December 18, 2020, pursuant to the Agreement and Plan of Merger, dated as of August 6, 2020, entered into by GCI Liberty, Inc. ("GCI Liberty"), Liberty Broadband, Grizzly Merger Sub 1, LLC, a wholly owned subsidiary of Liberty Broadband ("Merger LLC"), and Grizzly Merger Sub 2, Inc., a wholly owned subsidiary of Merger LLC ("Merger Sub"), Merger Sub merged with and into GCI Liberty (the "First Merger"), with GCI Liberty surviving the First Merger as an indirect wholly owned subsidiary of Liberty Broadband (the "Surviving Corporation"), and immediately following the First Merger, GCI Liberty (as the Surviving Corporation in the First Merger) merged with and into Merger LLC (the "Upstream Merger", and together with the First Merger, the "Combination"), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.

As a result of the Combination, each holder of a share of Series A common stock and Series B common stock of GCI Liberty received 0.58 of a share of Series C common stock and Series B common stock, respectively, of Liberty Broadband. Additionally, each holder of a share of Series A Cumulative Redeemable Preferred Stock of GCI Liberty received one share of newly issued Liberty Broadband Series A Cumulative Redeemable Preferred Stock, which has substantially identical terms to GCI Liberty's former Series A Cumulative Redeemable Preferred Stock, including a mandatory redemption date of March 9, 2039. Cash was paid in lieu of issuing fractional shares of Liberty Broadband stock in the Combination. No shares of Liberty

Broadband stock were issued with respect to shares of GCI Liberty capital stock held by (i) GCI Liberty as treasury stock, (ii) any of GCI Liberty's wholly owned subsidiaries or (iii) Liberty Broadband or its wholly owned subsidiaries.

Through a number of prior years' transactions, including the Combination, Liberty Broadband has acquired an interest in Charter Communications, Inc. ("Charter"). Liberty Broadband controls 25.01% of the aggregate voting power of Charter.

Skyhook Holdings, Inc. ("Skyhook") was a wholly owned subsidiary of Liberty Broadband until its sale on May 2, 2022 for aggregate consideration of approximately $194 million, including amounts held in escrow of approximately $23 million. Liberty Broadband recognized a gain on the sale of $179 million, net of closing fees, in the second quarter of 2022, which is recorded in Gain (loss) on dispositions, net in the accompanying consolidated statement of operations. Skyhook is included in Corporate and other through April 30, 2022 and is not presented as a discontinued operation as the sale did not represent a strategic shift that had a major effect on Liberty Broadband's operations and financial results. Included in Revenue in the accompanying consolidated statements of operations is $6 million, $18 million and $17 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to Skyhook. Included in Net earnings (loss) in the accompanying consolidated statement of operations are earnings of $4 million and less than $1 million and losses of $3 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to Skyhook. Included in Total assets in the accompanying consolidated balance sheets as of December 31, 2021 is $18 million related to Skyhook.

Strategies and Challenges

<u>Executive Summary</u>

GCI Holdings, a wholly owned subsidiary of the Company, provides a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand.

Charter is a leading broadband connectivity company and cable operator serving more than 32 million customers in 41 states through its Spectrum brand. Over an advanced high-capacity, two-way telecommunications network, Charter offers a full range of state-of-the-art residential and business services including Spectrum Internet, TV, Mobile and Voice. For small and medium-sized companies, Spectrum Business delivers the same suite of broadband products and services coupled with special features and applications to enhance productivity, while for larger businesses and government entities, Spectrum Enterprise provides highly customized, fiber-based solutions. Spectrum Reach delivers tailored advertising and production for the modern media landscape. Charter also distributes award-winning news coverage and sports programming to its customers through Spectrum Networks. At December 31, 2022, Liberty Broadband owned approximately 47.2 million shares of Charter Class A common stock, representing an approximate 30.9% economic ownership interest in Charter's issued and outstanding shares.

<u>Key Drivers of Revenue</u>

GCI Holdings earns revenue from the monthly fees customers pay for data, wireless, video, voice and managed services. Through close coordination of its customer service and sales and marketing efforts, its customer service representatives suggest to its customers other services they can purchase or enhanced versions of services they already purchase to achieve increased revenue and penetration of its multiple service offerings.

Charter's revenue is principally derived from the monthly fees customers pay for services it provides. Charter also earns revenue from one-time installation fees and advertising sales. Charter's marketing organization creates and executes marketing programs intended to grow customer relationships, increase the number of services they sell per relationship, retain existing customers and cross-sell additional products to current customers.

<u>Current Trends Affecting Our Business</u>

GCI Holdings and Charter must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their products and services. These companies must be able to incorporate new technologies into their products and services in order to address the needs of their customers.

GCI Holdings

GCI Holdings offers wireless and wireline telecommunication services, data services, video services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings' business and operations depends upon economic conditions in Alaska. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets. The Russian invasion of Ukraine in February 2022 has led to further economic disruptions. The U.S. Federal Reserve increased interest rates starting in March 2022 and additional increases are expected to continue. Mounting inflationary cost pressures and recessionary fears have negatively impacted the U.S. and global economy. Unfavorable economic conditions, such as a recession or economic slowdown in the U.S., or inflation in the markets in which GCI operates, could negatively affect the affordability of and demand for GCI's products and services and its cost of doing business.

The Alaska economy is dependent upon the oil industry, state and federal spending, investment earnings and tourism. A decline in oil prices would put significant pressure on the Alaska state government budget. The Alaska state government has significant reserves that GCI Holdings believes will help fund the state government for the next couple of years. The Alaska economy is subject to recessionary pressures as a result of the economic impacts of the COVID-19 pandemic, volatility in oil prices, inflation, and other causes that could result in a decrease in economic activity. While it is difficult for GCI Holdings to predict the future impact of a recession on its business, these conditions have had an adverse impact on its business and could adversely affect the affordability of and demand for some of its products and services and cause customers to shift to lower priced products and services or to delay or forgo purchases of its products and services. GCI Holdings' customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to GCI Holdings. In addition, adverse economic conditions may lead to an increased number of customers that are unable to pay for services. There is a risk that GCI Holdings' accounts receivable and bad debt expense could increase substantially in a recessionary environment. If a recession occurs, it could negatively affect GCI Holdings' business including its financial position, results of operations, or liquidity, as well as its ability to service debt, pay other obligations and enhance shareholder returns.

In addition, during 2022, GCI Holdings began to experience the impact of inflation-sensitive items, including upward pressure on the costs of materials, labor, and other items that are critical to GCI Holding's business. GCI Holdings continues to monitor these impacts closely and, if costs continue to rise, may be unable to recoup losses or offset diminished margins by passing these costs through to its customers or implementing offsetting cost reductions.

Rural Health Care ("RHC") Program

GCI Holdings receives support from various Universal Service Fund ("USF") programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the Federal Communications Commission ("FCC"), interpretations of or compliance with USF program rules, or legislative actions. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity. The following paragraphs describe certain separate matters related to the RHC Program that impact or could impact the revenue earned and receivables recognized by the Company. As of December 31, 2022, the Company had net accounts receivable from the RHC Program in the amount of approximately $80 million, which is included within Trade and other receivables in the consolidated balance sheets.

FCC Rate Reduction. In November 2017, the Universal Service Administrative Company ("USAC") requested further information in support of the rural rates charged to a number of GCI Holdings' RHC customers in connection with the funding requests for the year that runs July 1, 2017 through June 30, 2018. On October 10, 2018, GCI Holdings received a letter from the FCC's Wireline Competition Bureau ("Bureau") notifying it of the Bureau's decision to reduce the rural rates charged to RHC customers for the funding year that ended on June 30, 2018 by approximately 26% resulting in a reduction of total support payments of $28 million. The FCC also informed GCI Holdings that the same cost methodology used for the funding year that ended on June 30, 2018 would be applied to rates charged to RHC customers in subsequent funding years. In response to the Bureau's letter, GCI Holdings filed an Application for Review with the FCC.

On October 20, 2020, the Bureau issued two separate letters approving the cost-based rural rates GCI Holdings historically applied when recognizing revenue for services provided to its RHC customers for the funding years that ended on June 30, 2019 and June 30, 2020. GCI Holdings collected approximately $175 million in accounts receivable relating to these two funding years during the year ended December 31, 2021. GCI Holdings also filed an Application for Review of these determinations. Subsequently, GCI identified rates for similar services provided by a competitor that would justify higher rates for certain GCI satellite services in the funding years that ended on June 30, 2018, June 30, 2019, and June 30, 2020. GCI submitted that information to the Bureau on September 7, 2021. The Applications for Review remain pending.

On June 25, 2020, GCI Holdings submitted cost studies with respect to a number of its rates for services provided to its RHC customers for the funding year ended June 30, 2021, which require approval by the Bureau. GCI Holdings further updated those studies on November 12, 2020, to reflect the completion of the bidding season for that funding year. On May 24, 2021, the FCC approved the cost studies submitted by GCI Holdings for the funding year ended June 30, 2021. Subsequently, on August 16, 2021, GCI submitted a request for approval of rates for 17 additional sites, 13 of which the FCC approved on December 22, 2022. The rest remain pending.

RHC Program Funding Cap. The RHC program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

Enforcement Bureau and Related Inquiries. On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This includes inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau's review of GCI Holdings' compliance with program rules, which are discussed separately below. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings' currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings' currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC's Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings' determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice ("DOJ") informed GCI Holdings that a qui tam action has been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ is investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI's participation in the FCC's RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC's Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules. During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million. GCI Holdings also identified certain contracts where additional loss was reasonably possible and such loss could range from zero to $30 million, which is a reduction of the reasonably possible loss range as previously disclosed in our December 31, 2021 Form 10-K given the settlement offer made during 2022. An accrual was not made for the amount of the reasonably possible loss in accordance with the applicable accounting guidance. GCI Holdings could also be assessed fines and penalties but such amounts could not be reasonably estimated.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. GCI Holdings continues to work with the DOJ related to this matter and has recorded a $14 million estimated settlement expense during the year ended December 31, 2022 to reflect discussions and settlement offers that GCI Holdings made to the DOJ during 2022. However, the Company is unable to assess the ultimate outcome of this action and is unable to reasonably estimate any range of additional possible loss beyond the $14 million estimated settlement liability, including any type of fine or penalty that may ultimately be assessed as permitted under the applicable law.

Separately, during the third quarter of 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC's Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

Revision of Support Calculations. On August 20, 2019, the FCC released an order changing the manner in which support issued under the RHC Program will be calculated and approved. Some of these changes will become effective beginning with the funding year ended June 30, 2021, while others will apply beginning with the funding year ending June 30, 2022. On October 21, 2019, GCI Holdings appealed the order to the United States Court of Appeals for the District of Columbia Circuit. On December 6, 2019, that appeal was held in abeyance for nine months due to pending Petitions for Reconsideration filed by other parties at the FCC. The period of abeyance was subsequently extended several times, and is currently in place through March 8, 2023. At the direction of the FCC, USAC has released a database that purports to determine a median rate which will cap the amount of support available for each service sold under the program, starting in the funding year ending June 30, 2022. GCI Holdings has sought FCC review of various aspects of the database implementation. On September 30, 2020, USAC released a refreshed version of the database incorporating limited changes submitted by interested parties. On January 19, 2021, the Bureau issued an Order that waives the requirement to use the database for health care providers in Alaska for the two funding years ending June 30, 2022 and June 30, 2023. The Order requires GCI Holdings to determine its rural rates based on previously approved rates or under reinstitution of the rules currently in effect through the funding year ended on June 30, 2021. On April 8, 2021, the Bureau issued an Order further extending the January 19, 2021 waiver to carriers nationwide and eliminating the ability or requirement to use the database to establish the healthcare provider payments for services subsidized by the RHC Telecom Program. On April 12, 2022 and May 25, 2022, the Bureau issued Orders further extending the January 19, 2021 and April 8, 2021 waivers regarding use of the database by health care providers seeking support under the RHC Program through the funding year ending June 30, 2024. On January 26, 2023, the Commission adopted an Order on Reconsideration, Report and Order, and Second Further Notice of Proposed Rulemaking, which grants the petitions challenging the rates database, returns the RHC Telecom Program to the rate determination rules in place prior to the adoption of the rates database, permits providers to determine rural rates based on previously approved rates through the funding years ending June 30, 2025 and June 30, 2026, and seeks comment on future revisions to the rate determination rules.

Charter

Charter faces intense competition for residential customers, both from existing competitors and, as a result of the rapid development of new technologies, services and products, from new entrants. With respect to its residential business, Charter competes with other providers of video, Internet access, telephone and mobile services, and other sources of home entertainment. Charter's principal competitors for video services are DBS service providers, as well as virtual multichannel video programming distributors such as Hulu Live, YouTube TV, Sling TV, Philo and DirecTV Stream. Charter's principal competitors for Internet services are the broadband services provided by companies, including fiber-to-the-home, fixed wireless broadband, Internet delivered via satellite and DSL services. A growing number of commercial areas, such as retail malls, restaurants and airports, offer WiFi Internet service. Numerous local governments are also considering or actively pursuing publicly subsidized WiFi Internet access networks. These options offer alternatives to cable-based Internet access. Charter's principal competitors for voice and mobile services are other mobile and wireline phone providers, as well as other forms of communication, such as text messaging on cellular phones, instant messaging, social networking services, video conferencing and email. The increase in the number of different technologies capable of carrying voice services and the number of alternative communication options available to customers as well as the replacement of wireline services by wireless have intensified the competitive environment in which Charter operates its residential voice service.

During the year ended December 31, 2022, Charter added 1,728,000 mobile lines, 344,000 Internet customers and 126,000 residential and Small and Medium Business customer relationships, which excludes mobile-only customers. Charter continues to see lower customer move rates and switching behavior among providers, which has reduced its selling opportunities. In October 2022, Charter introduced Spectrum One, which brings together Spectrum Internet, Advanced WiFi and Unlimited Spectrum Mobile, to offer consumers fast, reliable and secure online connections on their favorite devices at home and on-the-go in a high-value package which contributed to Charter's increase in mobile lines in the fourth quarter. In 2022, Charter also made targeted investments in employee wages and benefits inside of its operations to build employee skill sets and tenure as well as continued investments in digitization of its customer service platforms and proactive maintenance all with the goal of improving the customer experience, reducing transactions and driving customer growth.

Charter spent $1.8 billion on its rural construction initiative during the year ended December 31, 2022. Charter expects that over time, its rural construction initiative will support customer growth and in 2022, Charter constructed over 200,000 rural passings. In addition, Charter continues to evolve and upgrade its network to provide higher Internet speeds and reliability and invest in its products and customer service platforms. By continually improving its product set and offering consumers the opportunity to save money by switching to its services, Charter believes it can continue to penetrate its expanding footprint and attract more spend on additional products for its existing customers.

Results of Operations—Consolidated

General. We provide information regarding our consolidated operating results and other income and expenses, as well as information regarding the contribution to those items from our reportable segments in the tables below. The "Corporate and other" category consists of those assets or businesses which do not qualify as a separate reportable segment. See note 15 to the accompanying consolidated financial statements for more discussion regarding our reportable segments. GCI Holdings' results are only included in the Company's consolidated results beginning on December 18, 2020. For a more detailed discussion and analysis of GCI Holdings' results, see "Results of Operations – GCI Holdings, LLC" below.

Operating Results

	Years ended December 31,		
	2022	2021	2020
		amounts in millions	
Revenue			
GCI Holdings	$ 969	970	34
Corporate and other	6	18	17
Consolidated	$ 975	988	51
Operating Income (Loss)			
GCI Holdings	$ 54	72	(5)
Corporate and other	(93)	(170)	(55)
Consolidated	$ (39)	(98)	(60)
Adjusted OIBDA			
GCI Holdings	$ 358	354	10
Corporate and other	(31)	(49)	(24)
Consolidated	$ 327	305	(14)

Revenue

Revenue decreased $13 million and increased $937 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. Revenue at GCI Holdings remained relatively flat for the year ended December 31, 2022, as compared to the corresponding prior year period. The increase in revenue for the year ended December 31, 2021, as compared to the corresponding prior year period, was primarily due to revenue from GCI Holdings as a result of the Combination on December 18, 2020. See "Results of Operations – GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Revenue for Corporate and other decreased for the year ended December 31, 2022, as compared to the corresponding prior year period, due to the sale of Skyhook. With the sale of Skyhook in May 2022, Corporate and other revenue was minimal during the first half of 2022 and will be zero in future periods as all Corporate and other revenue was generated by Skyhook. Revenue for Corporate and other increased slightly for the year ended December 31, 2021, as compared to the corresponding prior year period, due to increased revenue at Skyhook from both existing and new customers.

Operating Income (Loss)

Consolidated operating loss decreased $59 million and increased $38 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. Operating loss for Corporate and other for the years ended December 31, 2022 and 2021 included net litigation settlements of $38 million and $95 million, respectively. Operating loss for Corporate and other decreased for the year ended December 31, 2022, as compared to the corresponding prior year period, primarily due to decreased litigation settlements, as well as decreased professional service fees. Operating loss for Corporate and other for the year ended December 31, 2021, as compared to the corresponding prior year period, increased due to increased litigation settlements, as well as an increase in professional service fees and corporate compensation expenses, partially offset by the absence of transaction costs in 2021.

Operating income decreased at GCI Holdings for the year ended December 31, 2022, as compared to the corresponding prior year period, and increased for the year ended December 31, 2021, as compared to the corresponding prior year period. See "Results of Operations – GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Stock-based compensation

Stock-based compensation expense decreased $4 million and increased $32 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease in stock-based compensation expense during 2022 was primarily due to a decrease in Liberty Broadband's allocation rate per the services agreement arrangement as described in note 1 to the accompanying consolidated financial statements. The increase in stock-based compensation expense during 2021 was primarily due to upfront grants per our CEO's employment agreement, along with the impact of the Combination.

Adjusted OIBDA

To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, transaction costs, separately reported litigation settlements, restructuring, and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles. The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA.

		Years ended December 31,	
	2022	2021	2020
	amounts in millions		
Operating income (loss)	$ (39)	(98)	(60)
Depreciation and amortization	262	267	15
Stock-based compensation	37	41	9
Litigation settlement, net of recoveries	67	95	—
Transaction costs	—	—	22
Adjusted OIBDA	$ 327	305	(14)

Adjusted OIBDA improved $22 million and $319 million in the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. GCI Holdings' Adjusted OIBDA improved $4 million and $344 million in the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. See "Results of Operations – GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Corporate and other Adjusted OIBDA changed due to the fluctuations in operating income (loss) as discussed above.

Other Income and Expense:

Components of Other Income (Expense) are presented in the table below.

		Years ended December 31,	
	2022	2021	2020
	amounts in millions		
Other income (expense):			
Interest expense	$ (133)	(117)	(28)
Share of earnings (losses) of affiliate	1,326	1,194	713
Gain (loss) on dilution of investment in affiliate	(63)	(102)	(184)
Realized and unrealized gains (losses) on financial instruments, net	334	67	(83)
Gain (loss) on dispositions, net	179	12	—
Other, net	(70)	(6)	3
	$ 1,573	1,048	421

Interest expense

Interest expense increased $16 million and $89 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The increase in 2022 was driven by higher interest rates on our variable rate debt. The increase in 2021 was driven by additional amounts outstanding on the Margin Loan Facility, the 2.75% Debentures and the 1.25% Debentures (each as defined in note 8 to the accompanying consolidated financial statements). The increase in 2021 was partially offset by a decrease in our weighted average interest rates.

Share of earnings (losses) of affiliates

Share of earnings from affiliates increased $132 million and $481 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. Share of earnings (losses) from affiliates is attributable to the Company's ownership interest in Charter. Upon the Company's initial investment in Charter, the Company allocated the excess basis, between the book basis of Charter and fair value of the shares acquired, and ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. As of December 31, 2022, property and equipment and customer relationships have weighted average remaining useful lives of approximately 5 years and 8 years, respectively. Outstanding debt is amortized over the contractual period using the straight-line method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company's share of earnings (losses) from affiliates line item in the accompanying consolidated statements of operations and aggregated $232 million, $234 million, and $144 million, net of related taxes, for the years ended December 31, 2022, 2021 and 2020, respectively.

The following is a discussion of Charter's stand alone results of operations. In order to provide a better understanding of Charter's operations, we have included a summarized presentation of Charter's results from operations. Charter is a separate publicly traded company and additional information about Charter can be obtained through its website and public filings, which are not incorporated by reference. The amounts included in the table below, derived from Charter's public filings, represent Charter's results for each of the years ended December 31, 2022, 2021 and 2020.

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Revenue	$ 54,022	51,682	48,097
Operating expenses, excluding stock-based compensation	(32,687)	(31,381)	(29,637)
Adjusted OIBDA	21,335	20,301	18,460
Depreciation and amortization	(8,903)	(9,345)	(9,704)
Stock-based compensation	(470)	(430)	(351)
Operating income	11,962	10,526	8,405
Other expenses, net	(4,500)	(4,138)	(4,103)
Net income (loss) before income taxes	7,462	6,388	4,302
Income tax benefit (expense)	(1,613)	(1,068)	(626)
Net income (loss)	$ 5,849	5,320	3,676

Charter's revenue increased $2.3 billion and $3.6 billion during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior years. Revenue growth during both years was primarily due to increases in the number of residential Internet, mobile and commercial customers and price adjustments, as well as higher advertising sales in 2022.

The increases in revenue during 2022 and 2021 were partially offset by the net impact of increased operating expenses, excluding stock-based compensation, of $1.3 billion and $1.7 billion, respectively. Operating costs increased during the year ended December 31, 2022, as compared to the corresponding prior year, primarily due to increased mobile costs, costs to service customers, as well as other corporate operating costs, partially offset by decreased programming costs and regulatory, connectivity and produced content costs. Operating costs increased during the year ended December 31, 2021, as compared to the corresponding prior year, primarily due to increased mobile and programming costs, as well as increased regulatory, connectivity and produced content costs. Operating costs for the year ended December 31, 2021 also increased due to increased litigation settlements, including the settlement with Sprint Communications Company L.P. and T-Mobile USA, Inc. for $220 million.

Mobile costs were comprised of mobile device, mobile service, customer acquisition and operating costs. The increase in both years is attributable to an increase in the number of mobile lines.

Costs to service customers increased during 2022 compared to the corresponding period in 2021 primarily due to higher bad debt, adjustments to job structure, pay and benefits to build a more skilled and longer tenured workforce and fuel costs.

Other corporate operating costs increased during 2022 compared to the corresponding period in 2021 primarily due to increased advertising sales expense driven by higher political advertising revenue, as well as higher computer and software expense and labor costs.

Regulatory, connectivity and produced content decreased during 2022 compared to the corresponding period in 2021 primarily due to lower costs of video devices sold to customers and regulatory pass-through fees, as well as lower sports rights costs as a result of more basketball games during 2021 as compared to 2022 as the prior period had additional games due to the delayed start of the 2020 - 2021 National Basketball Association ("NBA") season as a result of COVID-19. Regulatory, connectivity and produced content increased during 2021 primarily due to higher sports rights costs as a result of more NBA and Major League Baseball games during 2021 as compared to the corresponding period in 2020.

Programming costs decreased during 2022 compared to the corresponding period in 2021 as a result of fewer customers and a higher mix of lower cost video packages within Charter's video customer base, offset by contractual rate adjustments, including renewals and increases in amounts paid for retransmission consent. Programming costs increased during 2021 compared to the corresponding period in 2020 as a result of $124 million more rebates in 2020 than 2021 from sports programming networks as a result of canceled sporting events due to COVID-19, as well as contractual rate adjustments, including renewals and increases in amounts paid for retransmission consent offset by fewer customers and a higher mix of lower cost video packages within Charter's video customer base.

Charter's Adjusted OIBDA in 2022 and 2021 increased for the reasons described above.

Depreciation and amortization expense decreased $442 million and $359 million during the years ended December 31, 2022 and 2021, respectively. The decreases in both years were primarily due to a decrease in depreciation and amortization as certain assets acquired in acquisitions become fully depreciated, offset by an increase in depreciation as a result of more recent capital expenditures.

Charter's results were also impacted by other expenses, net which increased $362 million and $35 million in the years ended December 31, 2022 and 2021, respectively, compared to the corresponding prior year periods. The changes in other expenses, net during the year ended December 31, 2022, as compared to the corresponding period in the prior year, were primarily due to increased net interest expense, as well as increased losses on extinguishment of debt and increased losses on equity investments.

The changes in other expenses, net during the year ended December 31, 2021, as compared to the corresponding period in the prior year, were primarily due to increased net interest expense, as well as increased losses on financial instruments and increased losses on equity investments, partially offset by increased net periodic pension benefits. The loss on equity investments also included an impairment on equity investments of approximately $165 million during the year ended December 31, 2021.

Income tax expense increased $545 million and $442 million during the years ended December 31, 2022 and 2021, respectively, compared to the corresponding prior year periods. Income tax expense increased during the year ended December 31, 2022, as compared to the corresponding period in the prior year, primarily as a result of an increase in pretax income, lower benefit from state tax rate changes and decreased recognition of excess tax benefits resulting from share-based compensation during 2021. Income tax expense increased during the year ended December 31, 2021, as compared to the corresponding period in the prior year, primarily as a result of higher pretax income.

Gain (loss) on dilution of investment in equity affiliate

The loss on dilution of investment in affiliate decreased by $39 million and $82 million during the years ended December 31, 2022 and 2021, respectively, compared to the corresponding periods in the prior year. The decrease in 2022 is primarily due to a decrease in issuance of Charter common stock from the exercise of stock options held by employees and other third parties, partially offset by a smaller gain on dilution related to Charter's repurchase of Liberty Broadband's Charter shares, compared to the corresponding period in the prior year. The decrease in 2021 is primarily due to decreases in issuance of Charter's common stock from the exercise of stock options held by employees and other third parties, partially offset by a gain on dilution related to Charter's repurchase of Liberty Broadband's Charter shares.

Realized and unrealized gains (losses) on financial instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Indemnification obligation	$ 273	21	(9)
Exchangeable senior debentures	61	46	(74)
	$ 334	67	(83)

The changes in these accounts are primarily due to market factors and changes in the fair value of the underlying stocks or financial instruments to which these related (see notes 5 and 8 to the accompanying consolidated financial statements for additional discussion). The increase in realized and unrealized gains in 2022, compared to the corresponding period in the prior year, was primarily due to an increase in unrealized gains on the indemnification obligation, as well as the changes in fair value of the 2.75% Debentures, the 1.25% Debentures and the 1.75% Debentures related to changes in market price of the underlying Charter stock. The increase in 2021, compared to the corresponding period in the prior year, was primarily related to the assumption of the indemnification obligation by the Company as a result of the Combination, as well as the changes in fair value of the 2.75% Debentures, the 1.25% Debentures and the 1.75% Debentures related to changes in market price of the underlying Charter stock.

Gain (loss) on dispositions, net

Liberty Broadband recognized a gain on the sale of Skyhook of $179 million, net of closing fees, in the second quarter of 2022, which is recorded in Gain (loss) on dispositions, net in the accompanying consolidated statement of operations.

In 2021, Liberty Broadband recorded a gain of $12 million on the sale of an investment that occurred during the third quarter of 2021, which is recorded in Gain (loss) on dispositions, net in the accompanying consolidated statement of operations.

Other, net

Other, net expense increased $64 million and $9 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The increase in both years was primarily due to a tax sharing receivable with Qurate Retail, Inc. ("Qurate Retail") that resulted in increased losses of $69 million and $12 million for the years ended December 31, 2022 and 2021, respectively. See more discussion about the tax sharing agreement with Qurate Retail in note 1 to the accompanying consolidated financial statements.

Income taxes

Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Earnings (loss) before income taxes	$ 1,534	950	361
Income tax (expense) benefit	(277)	(218)	37
Effective income tax rate	18%	23%	10%

Our effective tax rate for the year ended December 31, 2022 was 18%. Our effective tax rate was lower than the federal tax rate of 21% in 2022 primarily due to the nontaxable decrease in the fair value of the indemnification obligation owed to Qurate Retail and tax benefits from the sale of stock of a subsidiary.

Our effective tax rate for the year ended December 31, 2021 was 23%. Our effective tax rate was higher than the federal tax rate of 21% in 2021 primarily due to a non-deductible litigation settlement and non-deductible executive compensation, partially offset by tax benefits from a change in effective tax rate used to measure deferred taxes on certain Charter shares.

The Company had an income tax benefit of $37 million for the year ended December 31, 2020. The tax benefit in 2020 was primarily due to a change in the effective state tax rate used to measure deferred taxes due to the Combination.

Net earnings (losses)

We had net earnings of $1,257 million, $732 million and $398 million for the years ended December 31, 2022, 2021 and 2020, respectively. The change in net earnings (losses) was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2022, substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), monetization of investments (including Charter Repurchases (as defined in note 6 to the accompanying consolidated financial statements and discussed below)), outstanding or anticipated debt facilities (as defined in note 8 to the accompany consolidated financial statements), debt and equity issuances, and dividend and interest receipts.

As of December 31, 2022, Liberty Broadband had a cash balance of $375 million.

| | Years ended December 31, | | |
| | 2022 | 2021 | 2020 |
	amounts in millions		
Cash flow information			
Net cash provided (used) by operating activities..................	$ (56)	3	(96)
Net cash provided (used) by investing activities	$ 3,047	4,062	575
Net cash provided (used) by financing activities..................	$ (2,797)	(5,292)	904

The increase in cash used by operating activities in 2022, as compared to the corresponding prior year period, was primarily driven by the non-recurring favorable collection of accounts receivable during the first quarter of 2021 from the RHC Program for the funding years that ended on June 30, 2019 and June 30, 2020.

The increase in cash provided by operating activities in 2021, as compared to the corresponding prior year period, was primarily driven by increased activity in working capital accounts due to the Combination and the collection of accounts receivable from the RHC Program for the funding years that ended on June 30, 2019 and June 30, 2020, partially offset by litigation settlements, net of recoveries.

During the years ended December 31, 2022 and 2021, net cash flows provided by investing activities were primarily related to the sale of 6,168,174 and 6,077,664 shares of Charter Class A common stock for $3.0 billion and $4.2 billion, respectively, to maintain our fully diluted ownership percentage of Charter at 26%. In February 2021, Liberty Broadband entered into a letter agreement in order to implement, facilitate and satisfy the terms of the Stockholders Agreement with respect to the Equity Cap (see more information in note 6 to the accompanying consolidated financial statements). The Company expects the Charter Repurchases to be a significant source of liquidity in future periods. Additionally, the Company received $163 million of cash proceeds, net of closing fees, from the sale of Skyhook. These net inflows of cash was partially offset by capital expenditures of $181 million and $134 million during the years ended December 31, 2022 and 2021, respectively.

During the year ended December 31, 2020, net cash flows provided by investing activities were primarily due to the $592 million in cash acquired as a result of the Combination, offset partially by the exercise of preemptive rights to purchase an aggregate of approximately 35 thousand shares of Charter's Class A common stock for an aggregate purchase price of $15 million.

During the year ended December 31, 2022, net cash flows used in financing activities were primarily repurchases of Series A and Series C Liberty Broadband common stock of $2.9 billion, partially offset by net borrowings of debt of approximately $100 million of outstanding Revolving Loans (as defined in note 8 to the accompanying consolidated financial statements) under the Margin Loan Facility.

During the year ended December 31, 2021, net cash flows used in financing activities were primarily repurchases of Series A and Series C Liberty Broadband common stock of $4.3 billion, as well as net debt repayments of $700 million of outstanding Revolving Loans under the Margin Loan Facility, net debt repayment of $155 million by GCI, LLC on its revolving credit facility and repayment by GCI, LLC of $395 million of the Term Loan B (as defined in note 8 to the accompanying consolidated financial statements), partially offset by additional borrowings of $250 million under the Term Loan A (as defined in note 8 to the accompanying consolidated financial statements).

During the year ended December 31, 2020, net cash flows provided by financing activities were primarily borrowings of $2.8 billion under the Margin Loan Facility and issuances of multiple senior exchangeable debentures (see note 8 to the accompanying consolidated financial statements for more information), partially offset by repayments of debt of $1.3 billion and repurchases of Series C Liberty Broadband common stock of $597 million.

The projected uses of our cash are the potential buyback of common stock under the approved share buyback program, net capital expenditures of approximately $185 million, approximately $175 million for interest payments on outstanding debt, approximately $15 million for preferred stock dividends, funding of any operational needs of our subsidiaries, to reimburse Liberty for amounts due under various agreements and to fund potential investment opportunities. We expect corporate cash and other available sources of liquidity to cover corporate expenses for the foreseeable future.

Off-Balance Sheet Arrangements and Material Cash Requirements

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made, except for those matters disclosed in notes 10 and 14 to the accompanying consolidated financial statements.

Information concerning the amount and timing of current and long-term material cash requirements, both accrued and off-balance sheet, excluding loss contingencies and uncertain tax positions, if any, where it is indeterminable when payments will be made, is summarized below:

		Payments due by period			
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
			amounts in millions		
Material Cash Requirements					
Debt (1)	$ 3,817	3	1,406	391	2,017
Preferred stock liquidation value	180	—	—	—	180
Interest expense and preferred stock dividends (2)	1,339	184	221	170	764
Finance and operating lease obligations	128	48	55	11	14
Tower obligations, including interest	140	8	16	16	100
Purchase obligations	119	59	37	16	7
Total	$ 5,723	302	1,735	604	3,082

(1) Amounts are reflected in the table at the outstanding principal amount at December 31, 2022, assuming the debt instrument will remain outstanding until the stated maturity date, and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or

(ii) have elements which are reported at fair value in our consolidated balance sheets. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2022, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2022 rates and (iii) assume that our existing debt is repaid at contractual maturity.

Critical Accounting Estimates and Policies

The preparation of our financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates and accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Application of the Equity Method of Accounting for Investments in Affiliates. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, to investors other than the Company, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in share of earnings (losses) of affiliates in our consolidated statement of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment.

Fair Value of Non-Financial Instruments. The Company's non-financial instrument valuations are primarily comprised of its determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, the Company's annual assessment of the recoverability of its goodwill and other nonamortizable intangibles, and the Company's evaluation of the recoverability of its other long-lived assets upon certain triggering events.

The Company periodically reviews the carrying value of its intangible assets with definite lives and other long-lived assets to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group, or a significant decline in the observable market value of an asset group, among others. If such facts indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is recognized.

If the carrying value of the Company's amortizing intangible or long-lived assets exceeds their estimated fair value, the Company is required to write the carrying value down to fair value. Any such write down is included in impairment expense in the Company's consolidated statements of operations. A high degree of judgment is required to estimate the fair value of the Company's amortizing intangible and long-lived assets. The Company may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. The Company may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from the Company's amortizing intangible or long-lived assets may differ from its estimate of fair value.

The Company utilizes the cost approach as the primary method used to establish fair value for its property and equipment in connection with business combinations. The cost approach considers the amount required to replace an asset by constructing or purchasing a new asset with similar utility, then adjusts the value in consideration of physical depreciation and functional and technological obsolescence as of the appraisal date. The cost approach relies on management's assumptions regarding current material and labor costs required to rebuild and repurchase significant components of the Company's property and equipment along with assumptions regarding the age and estimated useful lives of its property and equipment.

The accounting guidance permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed.

The Company utilizes an income approach as the primary method used to establish fair value for its customer relationships and cable certificates in connection with business combinations and annual impairment testing when deemed necessary. The income approach quantifies the expected earnings of the Company's customer relationships and cable certificates, by isolating the after tax cash flows attributable to the respective asset and then discounting the cash flows to their present value. The income approach relies on management's assumptions such as projected revenue, market penetration, expenses, capital expenditures, customer trends, and a discount rate applied to the estimated after tax cash flows.

The Company performs an annual assessment of the recoverability of its goodwill during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. The estimated fair value of a reporting unit has historically been determined using an income approach, when deemed necessary. The Company's income approach model used for its reporting unit valuation is consistent with that used for the cable certificates except that cash flows from the entire business enterprise are used.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—GCI Holdings, LLC

As described in notes 1 and 4 to the accompanying consolidated financial statements, Liberty Broadband acquired GCI Holdings in the Combination on December 18, 2020. As GCI Holdings' results are only included in the Company's 2020 results for 13 days following the Combination, we believe a discussion of GCI Holdings' results for a comparative three year period promotes a better understanding of GCI Holdings' operations. For comparison and discussion purposes the Company is presenting (a) the results of GCI Holdings for the years ended December 31, 2022 and 2021, as included in the accompanying consolidated financial statements of the Company and (b) the actual historical results of GCI Holdings for the year ended December 31, 2020, exclusive of the effects of acquisition accounting. The most significant effect of acquisition accounting is an increase to depreciation and amortization as compared to prior periods as a result of an increase in fair values of depreciable and amortizable assets. This historical financial information of GCI Holdings can be found in historical filings of GCI Liberty, Inc. with the exception of the fourth quarter of 2020. The financial information below is presented voluntarily and does not purport to represent what the results of operations of GCI Holdings would have been if it were a wholly owned subsidiary of Liberty Broadband for the periods presented or to project the results of operations of GCI Holdings for any future periods.

GCI Holdings provides a full range of data, wireless, video, voice, and managed services to residential, businesses, governmental entities, and educational and medical institutions primarily in Alaska. The following table highlights selected key performance indicators used in evaluating GCI Holdings.

	December 31,		
	2022	**2021**	**2020**
Consumer			
Data:			
Cable modem subscribers[1]	157,200	151,900	140,600
Wireless:			
Wireless lines in service[2]................................	191,100	185,200	176,900

[1] A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber.

[2] A wireless line in service is defined as a wireless device with a monthly fee for services.

GCI Holdings' operating results for the years ended December 31, 2022, 2021 and 2020 are as follows:

| | | Years ended December 31, | |
	2022	2021	2020
		amounts in millions	
Revenue	$ 969	970	949
Operating expenses (excluding stock-based compensation included below):			
Operating expense	(250)	(272)	(271)
Selling, general and administrative expenses	(361)	(344)	(333)
Adjusted OIBDA	358	354	345
Stock-based compensation	(13)	(16)	(10)
Litigation settlement	(29)	—	—
Depreciation and amortization	(262)	(266)	(248)
Operating income (loss).	$ 54	72	87

Revenue

The components of revenue are as follows:

| | | Years ended December 31, | |
	2022	2021	2020
		amounts in millions	
Consumer			
Data	$ 231	214	188
Wireless	193	184	171
Other	55	86	106
Business			
Data	395	368	339
Wireless	53	74	89
Other	42	44	56
Total revenue	$ 969	970	949

Consumer data revenue increased $17 million and $26 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The increases in both years were driven by increases in the number of subscribers and the subscribers' selection of plans with higher recurring monthly charges that offer higher speeds and higher usage limits.

Consumer wireless revenue increased $9 million and $13 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The increases in both years were primarily due to increased plan service fee revenue driven by an increase in the number of subscribers and subscribers' selection of plans with higher recurring monthly charges that offer higher usage limits. Additionally, equipment and accessories sales revenue increased, which was driven by an increase in the number of handsets sold.

Consumer other revenue decreased $31 million and $20 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. Consumer other revenue consists of consumer video and voice revenue. The decreases in both years were due to a decrease in video revenue primarily driven by decreased video subscribers. This was the result of both the transition from traditional linear video delivery to IP delivery and GCI Holdings' decision to discontinue selling bulk video packages for multi-dwelling units. Additionally, when 2021 is compared to the corresponding prior year period, there was a decrease in advertising revenue driven by a reduction in advertising sales due to the absence of a major political election in 2021 compared to 2020. Historically, GCI Holdings has seen declines in video and voice subscribers and revenue and expects a continued decrease as customers potentially choose alternative services.

Business data revenue increased $27 million and $29 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The increases in both years were primarily due to increased sales to school and health care customers due to service upgrades as well as new customer growth. The increases for both periods were partially offset by decreases in professional services revenue driven by a reduction in time and materials project work.

Business wireless revenue decreased $21 million and $15 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease in 2022 was primarily due to decreases in roaming revenue. The decrease in roaming revenue was driven by a contract amendment signed in the fourth quarter of 2021. Although the contract amendment will result in lower annual roaming revenue, GCI Holdings will benefit from the extension of the agreement for several years as well as continued backhaul revenue. The decrease in 2021 was primarily due to a decrease in grant and roaming revenue.

Business other revenue decreased $2 million and $12 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. Business other revenue consists of business video and voice revenue. The decrease in 2022 was primarily due to decreased business video and long distance revenue. The decrease in 2021 was primarily due to the sale of the Company's broadcast television station in the third quarter of 2020, as well as a reduction in conference calling, long distance minutes and local service lines for voice services. Historically, GCI Holdings has seen declines in video and voice subscribers and revenue and has not focused business efforts on growth in these areas.

Operating expenses decreased $22 million and increased $1 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease in 2022 was primarily due to a decrease in video costs, primarily due to a decrease in costs paid to content producers driven by reduced video subscribers, partially offset by an increase in costs to operate GCI Holdings' network driven by the increase in demand for data services.

The increase in 2021 was primarily due to an increase in costs to operate our network driven by the increase in demand from school and health care customers, as well as an increase in wireless handset costs. These increases were partially offset by a decrease in professional services costs driven by a reduction in time and materials project work and a decrease in video costs driven by the sale of the Company's broadcast television station in the third quarter of 2020, as well as a decrease in costs paid to content producers driven by a decrease in video subscribers.

Selling, general and administrative expenses increased $17 million and $11 million for the years ended December 31, 2022 and 2021, as compared to the corresponding prior year periods. The increase in 2022 was primarily due to increases in labor related costs driven by an increase in contract labor costs.

The increase in 2021 was primarily due to an increase in labor related costs driven by increases in healthcare costs as employees returned to normal healthcare interactions and increases in contract labor. The increase is partially offset by decreased legal and compliance costs and decreased lease and facility costs.

Stock based compensation decreased $3 million and increased $6 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease in 2022 was due to awards granted in prior years that became fully vested in 2021. The increase in 2021 was due to the fair value assigned to converted awards as part of the modification as a result of the Combination. Additionally, stock-based compensation expense for the year ended December 31, 2020 included the reversal of expense for performance-based awards that did not vest.

Litigation settlement increased $29 million for the year ended December 31, 2022, as compared to the corresponding prior year period. This was due to an increase in the estimated liability of $29 million relating to compliance with RHC program rules which reflects settlement offers that GCI Holdings made to the DOJ and the Enforcement Bureau of the FCC in 2022.

Depreciation and amortization decreased $4 million and increased $18 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease in 2022 was due to lower amortization expense because of an accelerated recognition pattern for amortizing intangible assets. The increase in 2021 was primarily due to an increase in assets placed in service since January 1, 2020 and higher amortization expense because of an accelerated recognition pattern for amortizing intangibles as a result of the Combination.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which could include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We could achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

Liberty Broadband's borrowings under the Margin Loan Agreement (as defined in note 8 to the accompanying consolidated financial statements) and the Senior Credit Facility (as defined in note 8 to the accompanying consolidated financial statements) carry a variable interest rate based on LIBOR as a benchmark for establishing the rate of interest. LIBOR is the subject of national, international and other regulatory guidance and proposals for reform. In 2017, the United Kingdom's Financial Conduct Authority (the "FCA"), which regulates LIBOR, announced that it intends to phase out LIBOR. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the one week and two month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The United States Federal Reserve has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has identified the Secured Overnight Financing Rate ("SOFR"), an index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. Our Margin Loan Agreement and Senior Credit Facility provide for a transition to a SOFR based rate or to other alternative reference rates depending on acceptance in the market of these rates.

As of December 31, 2022, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
	dollar amounts in millions			
GCI Holdings	$ 402	5.9 %	$ 600	4.8 %
Corporate and other......................	$ 1,400	6.2 %	$ 1,415	1.9 %

Our investment in Charter (our equity method affiliate) is publicly traded and not reflected at fair value in our balance sheet. Our investment in Charter is subject to market risk that is not directly reflected in our financial statements.

Financial Statements and Supplementary Data.

The consolidated financial statements of Liberty Broadband Corporation are included herein, beginning on Page F-26.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives"), and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-22 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-23 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding our internal control over financial reporting.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information.

None.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2022, using the criteria in *Internal Control-Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and have issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-23 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Broadband Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Liberty Broadband Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 17, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 17, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Broadband Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Broadband Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Equity method accounting for the Company's investment in Charter

As discussed in notes 2 and 6 to the consolidated financial statements, the Company has recorded an investment in Charter of $11,433 million as of December 31, 2022, accounted for using the equity method. The investment represents approximately 75.5% of the total assets of the Company as of December 31, 2022. The investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses as they occur and for additional purchases and sales of Charter shares. The Company's investment in Charter differs from the underlying equity of Charter which results in excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's investee within memo accounts used for equity method accounting.

We identified the evaluation of the equity method of accounting for the Company's investment in Charter as a critical audit matter. Evaluating the Company's application of the equity method of accounting for the Company's investment in Charter required a higher degree of auditor judgment to determine the nature and extent of audit effort required to address the matter, including the involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's application of its equity method accounting, including the related share of earnings calculation, allocation of excess basis to the memo accounts, the associated amortization, and the gain or loss on dilution. We performed risk assessment procedures, including sensitivity analyses, and applied auditor judgment to determine the nature and extent of procedures to be performed over the investment. We developed independent expectations of (1) the Company's share of earnings of Charter and (2) the gain or loss on dilution and compared such expectations to the amounts recorded by the Company. We recalculated (1) the allocation of excess basis to the memo accounts and (2) the related excess basis amortization. We involved valuation professionals with specialized skills and knowledge, who assisted in assessing the allocation of the excess basis, including (1) assessing the valuation methodology used by the Company to estimate the fair value of Charter's assets by comparison to generally accepted valuation methodologies, and (2) assessing the identification of marketplace transactions used in the model by considering the comparability to Charter.

Sufficiency of audit evidence over certain data, wireless, video and voice revenue streams

As discussed in note 2 to the consolidated financial statements and disclosed in the consolidated statements of operations, the Company reported revenue of $975 million for the year ended December 31, 2022, which included $892 million of revenue related to data, wireless, video and voice services at GCI Holdings. The Company's accounting for these revenue streams involves multiple processes and information technology (IT) systems.

We identified the evaluation of sufficiency of audit evidence over certain data, wireless, video, and voice revenue streams at GCI Holdings as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the number of revenue streams and related IT applications utilized throughout the revenue recognition process. Subjective auditor judgment was required to evaluate whether relevant revenue data was captured and aggregated throughout these various processes and IT applications, which included the involvement of IT professionals with specialized skills and knowledge. We applied auditor judgment in determining the revenue streams over which procedures would be performed and evaluating the nature and extent of evidence obtained over each relevant revenue stream.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. For each revenue stream where procedures were performed:

— we evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue recognition process, including controls related to accurately recording amounts for certain of the Company's data, wireless, video, and voice revenue streams

— we assessed the recorded revenue by selecting a sample of transactions and compared the amounts recognized to underlying documentation, including evidence of contracts with customers.

We involved IT professionals with specialized skills and knowledge, who assisted in:

— testing relevant IT applications and internal controls over the Company's revenue recognition processes

— testing the transfer of relevant revenue data between different IT systems used in the Company's revenue recognition processes.

We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
February 17, 2023

LIBERTY BROADBAND CORPORATION

Consolidated Balance Sheets

December 31, 2022 and 2021

	2022	2021
	amounts in millions	
Assets		
Current assets:		
Cash and cash equivalents	$ 375	191
Trade and other receivables, net	201	206
Prepaid and other current assets	84	62
Total current assets	660	459
Investment in Charter, accounted for using the equity method (note 6)	11,433	13,260
Property and equipment, net (note 2)	1,011	1,031
Intangible assets not subject to amortization		
Goodwill (note 7)	755	762
Cable certificates	550	550
Other	37	37
Intangible assets subject to amortization, net (note 7)	516	573
Other assets, net	180	296
Total assets	$ 15,142	16,968

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Balance Sheets (Continued)

December 31, 2022 and 2021

	2022	2021
	amounts in millions, except share amounts	
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 92	99
Deferred revenue	20	25
Current portion of debt, including $1,373 and $25 measured at fair value, respectively (note 8)	1,376	28
Indemnification obligation (note 5)	50	324
Other current liabilities	137	106
Total current liabilities	1,675	582
Long-term debt, net, including zero and $1,403 measured at fair value, respectively (note 8)	2,425	3,733
Obligations under finance leases and tower obligations, excluding current portion (note 9)	86	89
Long-term deferred revenue	63	35
Deferred income tax liabilities (note 10)	2,040	1,998
Preferred stock (note 11)	202	203
Other liabilities	150	189
Total liabilities	6,641	6,829
Equity		
Series A common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 18,528,468 and 23,232,342 at December 31, 2022 and 2021 respectively	—	—
Series B common stock, $.01 par value. Authorized 18,750,000 shares; issued and outstanding 2,106,636 and 2,544,548 at December 31, 2022 and 2021, respectively	—	—
Series C common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 125,962,296 and 144,854,780 at December 31, 2022 and 2021, respectively	1	1
Additional paid-in capital	3,318	6,214
Accumulated other comprehensive earnings (loss), net of taxes	9	14
Retained earnings	5,155	3,898
Total stockholders' equity	8,483	10,127
Non-controlling interests	18	12
Total equity	8,501	10,139
Commitments and contingencies (note 14)		
Total liabilities and equity	$ 15,142	16,968

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Operations

Years Ended December 31, 2022, 2021 and 2020

		2022	2021	2020
		amounts in millions, except per share amounts		
Revenue	$	975	988	51
Operating costs and expenses:				
Operating expense (exclusive of depreciation and amortization shown separately below)		253	282	20
Selling, general and administrative, including stock-based compensation and transaction costs (note 12)		432	442	76
Depreciation and amortization		262	267	15
Litigation settlement, net of recoveries (note 14)		67	95	—
		1,014	1,086	111
Operating income (loss)		(39)	(98)	(60)
Other income (expense):				
Interest expense (including amortization of deferred loan fees)		(133)	(117)	(28)
Share of earnings (losses) of affiliate (note 6)		1,326	1,194	713
Gain (loss) on dilution of investment in affiliate (note 6)		(63)	(102)	(184)
Realized and unrealized gains (losses) on financial instruments, net (note 5)		334	67	(83)
Gain (loss) on dispositions, net (note 1)		179	12	—
Other, net		(70)	(6)	3
Earnings (loss) before income taxes		1,534	950	361
Income tax benefit (expense)		(277)	(218)	37
Net earnings (loss)		1,257	732	398
Less net earnings (loss) attributable to the non-controlling interests		—	—	—
Net earnings (loss) attributable to Liberty Broadband shareholders	$	1,257	732	398
Basic net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 2)	$	8.01	3.97	2.18
Diluted net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 2)	$	7.96	3.93	2.17

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Comprehensive Earnings (Loss)

Years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
		amounts in millions		
Net earnings (loss)	$	1,257	732	398
Other comprehensive earnings (loss), net of taxes:				
Comprehensive earnings (loss) attributable to debt credit risk adjustments		(5)	(1)	7
Other comprehensive earnings (loss), net of taxes		(5)	(1)	7
Comprehensive earnings (loss)		1,252	731	405
Less comprehensive earnings (loss) attributable to the non-controlling interests		—	—	—
Comprehensive earnings (loss) attributable to Liberty Broadband shareholders	$	1,252	731	405

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
			amounts in millions	
Cash flows from operating activities:				
Net earnings (loss)	$	1,257	732	398
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:				
Depreciation and amortization		262	267	15
Stock-based compensation		37	41	9
Litigation settlement, net of recoveries		67	—	—
Share of (earnings) losses of affiliate, net		(1,326)	(1,194)	(713)
(Gain) loss on dilution of investment in affiliate		63	102	184
Realized and unrealized (gains) losses on financial instruments, net		(334)	(67)	83
Deferred income tax expense (benefit)		54	(15)	(37)
(Gain) loss on dispositions, net		(179)	(12)	—
Other, net		(4)	(3)	1
Changes in operating assets and liabilities:				
Current and other assets		140	214	(14)
Payables and other liabilities		(93)	(62)	(22)
Net cash provided by (used in) operating activities		(56)	3	(96)
Cash flows from investing activities:				
Capital expenditures		(181)	(134)	(2)
Grant proceeds received for capital expenditures		25	—	—
Cash received for Charter shares repurchased by Charter		3,034	4,179	—
Cash proceeds from dispositions, net		163	15	—
GCI Liberty, Inc. cash acquired in merger		—	—	592
Other investing activities, net		6	2	(15)
Net cash provided by (used in) investing activities		3,047	4,062	575
Cash flows from financing activities:				
Borrowings of debt		325	1,467	2,825
Repayments of debt, finance leases and tower obligations		(231)	(2,476)	(1,301)
Repurchases of Liberty Broadband common stock		(2,882)	(4,272)	(597)
Other financing activities, net		(9)	(11)	(23)
Net cash provided by (used in) financing activities		(2,797)	(5,292)	904
Net increase (decrease) in cash, cash equivalents and restricted cash		194	(1,227)	1,383
Cash, cash equivalents and restricted cash, beginning of period		206	1,433	50
Cash, cash equivalents and restricted cash, end of period	$	400	206	1,433

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Equity

Years ended December 31, 2022, 2021 and 2020

	Common stock Series A	Common stock Series B	Common stock Series C	Additional paid-in capital	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Noncontrolling interest in equity of subsidiaries	Total equity
					amounts in millions			
Balance at December 31, 2019	$ —	—	2	7,890	8	2,768	—	10,668
Net earnings (loss)	—	—	—	—	—	398	—	398
Other comprehensive earnings (loss), net of taxes	—	—	—	—	7	—	—	7
Stock-based compensation	—	—	—	9	—	—	—	9
Withholding taxes on net share settlements of stock-based compensation	—	—	—	(2)	—	—	—	(2)
Liberty Broadband stock repurchases	—	—	—	(597)	—	—	—	(597)
Net impact of GCI Liberty, Inc. Acquisition	—	—	—	3,060	—	—	12	3,072
Noncontrolling interest activity at Charter and other	—	—	—	(40)	—	—	—	(40)
Balance at December 31, 2020	—	—	2	10,320	15	3,166	12	13,515
Net earnings (loss)	—	—	—	—	—	732	—	732
Other comprehensive earnings (loss), net of taxes	—	—	—	—	(1)	—	—	(1)
Stock-based compensation	—	—	—	41	—	—	—	41
Issuance of common stock upon exercise of stock options	—	—	—	2	—	—	—	2
Withholding taxes on net share settlements of stock-based compensation	—	—	—	(11)	—	—	—	(11)
Liberty Broadband stock repurchases	—	—	(1)	(4,271)	—	—	—	(4,272)
Noncontrolling interest activity at Charter and other	—	—	—	133	—	—	—	133
Balance at December 31, 2021	—	—	1	6,214	14	3,898	12	10,139
Net earnings (loss)	—	—	—	—	—	1,257	—	1,257
Other comprehensive earnings (loss), net of taxes	—	—	—	—	(5)	—	—	(5)
Stock-based compensation	—	—	—	37	—	—	—	37
Issuance of common stock upon exercise of stock options	—	—	—	1	—	—	—	1
Withholding taxes on net share settlements of stock-based compensation	—	—	—	(7)	—	—	—	(7)
Liberty Broadband stock repurchases	—	—	—	(2,882)	—	—	—	(2,882)
Noncontrolling interest activity at Charter and other	—	—	—	(45)	—	—	6	(39)
Balance at December 31, 2022	$ —	—	1	3,318	9	5,155	18	8,501

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Liberty Broadband Corporation and its controlled subsidiaries (collectively, "Liberty Broadband," the "Company," "us," "we," or "our" unless the context otherwise requires). Liberty Broadband Corporation is primarily comprised of GCI Holdings, LLC ("GCI Holdings" or "GCI") (as of December 18, 2020), a wholly owned subsidiary, and an equity method investment in Charter Communications, Inc. ("Charter").

GCI Holdings provides a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand. Charter is a leading broadband connectivity company and cable operator. Over an advanced high-capacity, two-way telecommunications network, Charter offers a full range of state-of-the-art residential and business services including Spectrum Internet, TV, Mobile and Voice. For small and medium-sized companies, Spectrum Business® delivers the same suite of broadband products and services coupled with special features and applications to enhance productivity, while for larger businesses and government entities, Spectrum Enterprise provides highly customized, fiber-based solutions. Spectrum Reach® delivers tailored advertising and production for the modern media landscape. Charter also distributes award-winning news coverage and sports programming to its customers through Spectrum Networks.

On December 18, 2020, pursuant to the Agreement and Plan of Merger, dated as of August 6, 2020, entered into by GCI Liberty, Inc. ("GCI Liberty"), Liberty Broadband, Grizzly Merger Sub 1, LLC, a wholly owned subsidiary of Liberty Broadband ("Merger LLC"), and Grizzly Merger Sub 2, Inc., a wholly owned subsidiary of Merger LLC ("Merger Sub"), Merger Sub merged with and into GCI Liberty (the "First Merger"), with GCI Liberty surviving the First Merger as an indirect wholly owned subsidiary of Liberty Broadband (the "Surviving Corporation"), and immediately following the First Merger, GCI Liberty (as the Surviving Corporation in the First Merger) merged with and into Merger LLC (the "Upstream Merger", and together with the First Merger, the "Combination"), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.

As a result of the Combination, each holder of a share of Series A common stock and Series B common stock of GCI Liberty received 0.58 of a share of Series C common stock and Series B common stock, respectively, of Liberty Broadband. Additionally, each holder of a share of Series A Cumulative Redeemable Preferred Stock of GCI Liberty ("GCI Liberty Preferred Stock") received one share of newly issued Liberty Broadband Series A Cumulative Redeemable Preferred Stock ("Liberty Broadband Preferred Stock"), which has substantially identical terms to GCI Liberty's former Series A Cumulative Redeemable Preferred Stock, including a mandatory redemption date of March 9, 2039. Cash was paid in lieu of issuing fractional shares of Liberty Broadband stock in the Combination. No shares of Liberty Broadband stock were issued with respect to shares of GCI Liberty capital stock held by (i) GCI Liberty as treasury stock, (ii) any of GCI Liberty's wholly owned subsidiaries or (iii) Liberty Broadband or its wholly owned subsidiaries.

As a result of the COVID-19 pandemic, many countries throughout the world took aggressive actions, including imposing travel restrictions and stay-at-home orders, closing public attractions and restaurants, and mandating social distancing practices, which caused a significant disruption to most sectors of the economy at varying levels during the periods covered by the financial statements.

While the COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets, we are not presently aware of any events or circumstances arising from the COVID-19 pandemic that would require us to update our estimates or judgments or revise the carrying value of our assets or liabilities. Our estimates may change, however, as new events occur and additional information is obtained, and any such changes will be recognized in the consolidated financial statements. Actual results could differ from estimates, and any such differences may be material to our financial statements.

Skyhook Holdings, Inc. ("Skyhook") was a wholly owned subsidiary of Liberty Broadband until its sale on May 2, 2022 for aggregate consideration of approximately $194 million, including amounts held in escrow of approximately $23 million. Liberty Broadband recognized a gain on the sale of $179 million, net of closing fees, in the second quarter of 2022, which is recorded in Gain (loss) on dispositions, net in the accompanying consolidated statement of operations. Skyhook is included in Corporate and other through April 30, 2022 and is not presented as a discontinued operation as the sale did not represent a strategic shift that had a major effect on Liberty Broadband's operations and financial results. Included in Revenue in the accompanying consolidated statements of operations is $6 million, $18 million and $17 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to Skyhook. Included in Net earnings (loss) in the accompanying consolidated statement of operations are earnings of $4 million and less than $1 million and losses of $3 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to Skyhook. Included in Total assets in the accompanying consolidated balance sheets as of December 31, 2021 is $18 million related to Skyhook.

Spin-Off Arrangements

During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries ("Liberty") authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly owned subsidiary, Liberty Broadband, and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off"). In connection with the Broadband Spin-Off, Liberty (for accounting purposes a related party of the Company) and Liberty Broadband entered into certain agreements in order to govern certain of the ongoing relationships between the two companies and to provide for an orderly transition, including a services agreement and a facilities sharing agreement. Additionally, in connection with a prior transaction, GCI Liberty and Qurate Retail, Inc. ("Qurate Retail") (for accounting purposes a related party of the Company) entered into a tax sharing agreement, which was assumed by Liberty Broadband as a result of the Combination. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Qurate Retail and Liberty Broadband and other agreements related to tax matters. Under the facilities sharing agreement, Liberty Broadband shares office space with Liberty and related amenities at Liberty's corporate headquarters. Liberty Broadband will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services which will be negotiated semi-annually.

Pursuant to the services agreement, Liberty provides Liberty Broadband with general and administrative services including legal, tax, accounting, treasury and investor relations support. In December 2019, the Company entered into an amendment to the services agreement with Liberty in connection with Liberty's entry into a new employment arrangement with Gregory B. Maffei, the Company's President and Chief Executive Officer. Under the amended services agreement, components of his compensation would either be paid directly to him by each of the Company, Liberty TripAdvisor Holdings, Inc., GCI Liberty, and Qurate Retail (collectively, the "Service Companies") or reimbursed to Liberty, in each case, based on allocations among Liberty and the Service Companies set forth in the amended services agreement. This allocation percentage will be determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on a Liberty-wide and CEO basis, weighted 50%, in each case, absent agreement to the contrary by Liberty and the Service Companies in consultation with the CEO. The allocation percentage will then be adjusted annually and following certain events. For the years ended December 31, 2022, 2021 and 2020, the allocation percentage for Liberty Broadband was 33%, 37% and 18%, respectively. Following the Combination, GCI Liberty no longer participates in the services agreement arrangement. The amended services agreement provides for a five year employment term which began on January 1, 2020 and ends December 31, 2024, with an aggregate annual base salary of $3 million (with no contracted increase), an aggregate one-time cash commitment bonus of $5 million (paid in December 2019), an aggregate annual target cash performance bonus of $17 million, aggregate annual equity awards of $18 million and aggregate equity awards granted in connection with his entry into his new agreement of $90 million (the "upfront awards"). A portion of the grants made to our CEO in the year ended December 31, 2020 related to our company's allocable portion of these upfront awards.

Under these various agreements, amounts reimbursable to Liberty were approximately $10 million and $14 million for the years ended December 31, 2022 and 2021, respectively. Liberty Broadband had a tax sharing receivable with Qurate Retail of $7 million and $86 million as of December 31, 2022 and 2021, respectively, of which $1 million and zero was in Other current assets as of December 31, 2022 and 2021, respectively.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and represent the historical consolidated financial information of GCI

Holdings (as of December 18, 2020) and the Company's interest in Charter, as well as certain other assets and liabilities. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash consists of cash deposits held in global financial institutions. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of acquisition. Cash that has restrictions upon its usage has been excluded from cash and cash equivalents. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and corporate debt securities. The Company maintains some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits.

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses in its existing accounts receivable. The Company bases its estimates on the aging of its accounts receivable balances, financial health of specific customers, regional economic data, changes in its collections process, regulatory requirements and its customers' compliance with the Federal Communications Commission ("FCC") rules. The Company reviews its allowance for credit losses methodology at least annually.

Depending upon the type of account receivable the Company's allowance is calculated using a pooled basis with an allowance for all accounts greater than 120 days past due, a pooled basis using a percentage of related accounts, or a specific identification method. When a specific identification method is used, potentially uncollectible accounts due to bankruptcy or other issues are reviewed individually for collectability. Write-offs of accounts receivable balances occur when the Company deems the receivables are uncollectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

Allowance for credit losses was not material as of December 31, 2020. A summary of activity in the allowance for credit losses for the years ended December 31, 2022 and 2021 is as follows (amounts in millions):

	Balance at beginning of year	Additions Charged to costs and expenses	Deductions Write-offs net of recoveries	Balance at end of year
2022	$ 4	4	(4)	4
2021	$ —	4	—	4

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. None of the Company's derivatives are currently designated as hedges, as a result, changes in the fair value of the derivative are recognized in earnings.

The fair value of certain of the Company's derivative instruments are estimated using the Black Scholes Merton option-pricing model ("Black-Scholes model"). The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Management judgment was required in estimating the Black-Scholes variables. The Company had no outstanding derivative instruments at December 31, 2022 or December 31, 2021.

Investments in Equity Method Affiliates

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived. Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in share of earnings (losses) of affiliates in our consolidated statements of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

As Liberty Broadband does not control the decision making process or business management practices of our affiliates accounted for using the equity method, Liberty Broadband relies on management of its affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, Liberty Broadband relies on the audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliate. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty Broadband's consolidated financial statements. See note 6 for additional discussion regarding our investment in Charter.

Other Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values.

The Company performs a qualitative assessment each reporting period for its equity securities without readily determinable fair values to identify whether an equity security could be impaired. When the Company's qualitative assessment indicates that an impairment could exist, it estimates the fair value of the investment and to the extent the fair value is less than the carrying value, it records the difference as an impairment in the consolidated statements of operations.

Property and Equipment

Property and equipment is stated at depreciated cost less impairments, if any. Construction costs of facilities are capitalized. Construction in progress represents transmission equipment and support equipment and systems not placed in service on December 31, 2022, that management intends to place in service when the assets are ready for their intended use. Depreciation is computed using the straight-line method based upon the shorter of the estimated useful lives of the assets or the lease term, if applicable.

Net property and equipment consists of the following:

	December 31,	
	2022	2021
	amounts in millions	
Land	$ 16	16
Buildings (25 years)	105	98
Telephony transmission equipment and distribution facilities (5-20 years)	810	705
Cable transmission equipment and distribution facilities (5-30 years)	108	94
Support equipment and systems (3-20 years)	106	97
Fiber optic cable systems (15-25 years)	73	69
Other (2-20 years)	52	40
Construction in progress	126	108
	1,396	1,227
Accumulated depreciation	(385)	(196)
Property and equipment, net	$ 1,011	1,031

Depreciation of property and equipment under finance leases is included in depreciation and amortization expense in the consolidated statements of operations. Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $195 million, $192 million and $9 million, respectively.

Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Accumulated depreciation is removed and gains or losses are recognized at the time of sales or other dispositions of property and equipment.

Material interest costs incurred during the construction period of non-software capital projects are capitalized. Interest is capitalized in the period commencing with the first expenditure for a qualifying capital project and ending when the capital project is substantially complete and ready for its intended use. Capitalized interest costs for the years ended December 31, 2022 and 2021 were $4 million and $2 million, respectively, and were not material for the year ended December 31, 2020.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds its fair value. The Company generally measures fair value by considering sale prices for similar asset groups or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred in Other liabilities in the consolidated balance sheets. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. In periods subsequent to initial measurement, changes in the liability for an asset retirement obligation resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The majority of the Company's asset retirement obligations are the estimated cost to remove telephony transmission equipment and support equipment from leased property. The asset retirement obligation is in Other liabilities in the consolidated balance sheets. Following is a reconciliation of the beginning and ending aggregate carrying amounts of the liability for asset retirement obligations (amounts in millions):

Balance at December 31, 2020.	$	76
Liability incurred		1
Accretion expense.		3
Liability settled.		(1)
Balance at December 31, 2021.		79
Liability incurred		—
Accretion expense.		2
Liability settled.		—
Balance at December 31, 2022.	$	81

Certain of the Company's network facilities are on property that requires it to have a permit and the permit contains provisions requiring the Company to remove its network facilities in the event the permit is not renewed. The Company expects to continually renew its permits and therefore cannot reasonably estimate any liabilities associated with such agreements. A remote possibility exists that the Company would not be able to successfully renew a permit, which could result in it incurring significant expense in complying with restoration or removal provisions.

Intangible Assets

Internally used software, whether developed or purchased and installed as is, is capitalized and amortized using the straight-line method over an estimated useful life of three to five years. The Company capitalizes certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects, external direct costs for materials and services, and interest costs incurred. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage.

The Company has Software as a Service ("SaaS") arrangements which are accounted for as service agreements, and are not capitalized. Internal and other third party costs for SaaS arrangements are capitalized or expensed in accordance with the internal use software guidance as discussed in the preceding paragraph.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Intangible assets with estimable useful lives are being amortized over 3 to 16 year periods with a weighted-average life of 13 years.

Goodwill, cable certificates (certificates of convenience and public necessity) and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Cable certificates represent agreements or authorizations with government entities that allow access to homes in cable service areas, including the future economic benefits of the right to solicit and service potential customers and the right to deploy and market new services to potential customers. Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. The Company's annual impairment assessment of its indefinite-lived intangible assets is performed during the fourth quarter of each year.

The accounting guidance allows entities the option to perform a qualitative impairment test for goodwill. The entity may resume performing the quantitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value and to the extent the carrying value is greater than the fair value, the difference is recorded as an impairment in the consolidated statements of operations. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analyses are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Revenue Recognition

GCI Holdings

Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. GCI Holdings recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. Substantially all of GCI Holdings' revenue is earned from services transferred over time. If at contract inception, GCI Holdings determines the time period between when it transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less, it does not adjust the promised amount of consideration for the effects of a significant financing component.

Certain of GCI Holdings' customers have guaranteed levels of service. If an interruption in service occurs, GCI Holdings does not recognize revenue for any portion of the monthly service fee that will be refunded to the customer or not billed to the customer due to these service level agreements.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by GCI Holdings from a customer, are excluded from revenue from contracts with customers.

Nature of Services and Products

Data

Data revenue is generated by providing data network access, high-speed internet services, and product sales. Monthly service revenue for data network access and high-speed internet services is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Internet service excess usage revenue is recognized when the services are provided. GCI Holdings recognizes revenue for product sales when a customer takes possession of the equipment. GCI Holdings provides telecommunications engineering services on a time and materials basis. Revenue is recognized for these services as-invoiced.

Wireless

Wireless revenue is generated by providing access to, and usage of GCI Holdings' network by consumer, business, and wholesale carrier customers. Additionally, GCI Holdings generates revenue by selling wireless equipment such as handsets and tablets. In general, access revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Equipment sales revenue associated with the sale of wireless devices and accessories is generally recognized when the products are delivered to and control transfers to the customer. Consideration received from the customer is allocated to the service and products based on stand-alone selling prices when purchased together.

New and existing wireless customers have the option to participate in Upgrade Now, a program that provides eligible customers with the ability to purchase certain wireless devices in installments over a period of up to 36 months. Participating customers have the right to trade-in the original equipment for a new device after making the equivalent of 12 monthly installment payments, provided their handset is in good working condition. Upon upgrade, the outstanding balance of the wireless equipment installment plan is exchanged for the used handset. GCI Holdings accounts for this upgrade option as a right of return with a reduction of Revenue and Operating expense for handsets expected to be upgraded based on historical data.

Other

Other revenue consists of video and voice revenue. Video revenue is generated primarily from residential and business customers that subscribe to GCI Holdings' cable video plans. Video revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Voice revenue is for fixed monthly fees for voice plans as well as usage based fees for long-distance service usage. Voice plan fees are billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Usage based fees are recognized as services are provided.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations as customers purchase multiple services and products within those contracts. For such arrangements, revenue is allocated to each performance obligation based on the relative standalone selling price for each service or product within the contract. Standalone selling prices are generally determined based on the prices charged to customers.

Significant Judgments

Some contracts with customers include variable consideration, and may require significant judgment to determine the total transaction price, which impacts the amount and timing of revenue recognized. GCI Holdings uses historical customer data to estimate the amount of variable consideration included in the total transaction price and reassess its estimate at each reporting period. Any change in the total transaction price due to a change in the estimated variable consideration is allocated to the performance obligations on the same basis as at contract inception. Any portion of a change in transaction price that is allocated to a satisfied or partially satisfied performance obligation is recognized as revenue (or a reduction in revenue) in the period of the transaction price change. Variable consideration has been constrained to reduce the likelihood of a significant revenue reversal.

Often contracts with customers include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Judgment is required to determine the standalone selling price for each distinct performance obligation. Services and products are generally sold separately, which helps establish standalone selling price for services and products GCI Holdings provides.

Remaining Performance Obligations

The Company expects to recognize revenue in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2022 of $242 million in 2023, $93 million in 2024, $64 million in 2025, $35 million in 2026 and $40 million in 2027 and thereafter.

The Company applies certain practical expedients as permitted and does not disclose information about remaining performance obligations that have original expected durations of one year or less, information about revenue remaining from usage based performance obligations that are recognized over time as-invoiced, or variable consideration allocated to wholly unsatisfied performance obligations.

Contract Balances

The Company had receivables of $189 million and $217 million at December 31, 2022 and 2021, respectively, the long-term portion of which are included in Other assets, net. The Company had deferred revenue of $33 million and $32 million at December 31, 2022 and 2021, respectively, the long-term portion of which are included in Other liabilities. The receivables and deferred revenue are only from contracts with customers. GCI Holdings' customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in the accompanying consolidated statements of operations as the services are provided. Changes in the contract liability balance for the Company during 2022 was not materially impacted by other factors.

Assets Recognized from the Costs to Obtain a Contract with a Customer

Management expects that incremental commission fees paid to intermediaries as a result of obtaining customer contracts are recoverable and therefore the Company capitalizes them as contract costs.

Capitalized commission fees are amortized based on the transfer of goods or services to which the assets relate which typically range from two to five years, and are included in Selling, general, and administrative expenses.

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have recognized is one year or less. These costs are included in Selling, general, and administrative expenses.

Revenue from contracts with customers, classified by customer type and significant service offerings follows:

		Years ended December 31,	
	2022	2021	2020
	amounts in millions		
GCI Holdings			
Consumer Revenue			
Data..	$ 231	214	7
Wireless	143	134	5
Other..	55	86	3
Business Revenue			
Data..	392	364	12
Wireless	47	68	3
Other..	24	27	1
Lease, grant, and revenue from subsidies	77	77	3
Total GCI Holdings...	969	970	34
Corporate and other	6	18	17
Total..	$ 975	988	51

Advertising Costs

Advertising costs generally are expensed as incurred. Advertising expense aggregated $4 million and $5 million for the years ended December 31, 2022 and 2021, respectively, and was not material for the year ended December 31, 2020. Advertising costs are reflected in the Selling, general and administrative, including stock-based compensation line item in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 12, Liberty Broadband has granted to its directors, employees and employees of certain of its subsidiaries, restricted stock and stock options to purchase shares of Liberty Broadband common stock (collectively, "Awards"). Liberty Broadband measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Liberty Broadband measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in Other, net in the accompanying consolidated statements of operations.

We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Certain Risks and Concentrations

GCI Holdings offers wireless and wireline telecommunication services, data services, video services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings' business and operations depends upon economic conditions in Alaska.

GCI Holdings receives support from each of the various Universal Service Fund ("USF") programs: rural health care, schools and libraries, high-cost, and lifeline. The programs are subject to change by regulatory actions taken by the FCC or legislative actions, therefore, changes to the programs could result in a material decrease in revenue that the Company has recorded. Historical revenue recognized from the programs was 35%, 32% and 29% of GCI Holdings' revenue for the years ended December 31, 2022, 2021 and 2020, respectively. The Company had USF net receivables of $116 million at December 31, 2022. See note 14 for more information regarding the rural health care receivables.

Loss Contingencies

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that a loss has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Comprehensive Earnings (Loss)

Comprehensive earnings (loss) consists of net earnings (loss), comprehensive earnings (loss) attributable to debt credit risk adjustments and the Company's share of the comprehensive earnings (loss) of our equity method affiliate.

Earnings per Share (EPS)

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

	Years ended December 31,		
	2022	**2021**	**2020**
	number of shares in millions		
Basic WASO	157	185	182
Potentially dilutive shares	1	1	1
Diluted WASO	158	186	183

Potential common shares excluded from diluted EPS because their inclusion would be antidilutive for the years ended December 31, 2022, 2021 and 2020 are approximately 2 million, 1 million and 1 million, respectively.

Reclassifications

Reclassifications have been made to the prior years' consolidated financial statements to conform to the classifications used in the current year.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) the application of the equity method of accounting for its affiliates, (ii) non-recurring fair value measurements of non-financial instruments and (iii) accounting for income taxes to be its most significant estimates.

Recently Adopted Accounting Pronouncements

In November 2021, the Financial Accounting Standards Board issued new accounting guidance which will require annual disclosures about certain government transactions that are accounted for by applying a grant or contribution accounting model by analogy, including information about the nature of the transactions, the related policy used to account for the transactions, the amounts applicable to each financial statement line item and any significant terms and conditions of the transactions, including commitments and contingencies. This guidance is effective for annual financial statements issued for periods beginning after December 15, 2021. The Company adopted this guidance for the year ended December 31, 2022 (as discussed below).

Government Assistance

The Company's government assistance during the year ended December 31, 2022 primarily consisted of a $25 million grant made by the US Department of Agriculture – Rural Utilities Service as part of the ReConnect Program to bring 2,000 Mbps internet speeds and affordable, unlimited data plans to a dozen Aleutian, Alaska Peninsula and Kodiak Island communities. For accounting purposes, this grant is accounted for using grant accounting model by analogy to International Accounting Standard 20, *Accounting for Government Grants and Disclosure of Government Assistance.* This grant is recorded as deferred revenue since the primary conditions for the receipt of the grant are the build out and operation of the broadband services over the next 19 years. During the year ended December 31, 2022, revenue recorded in the consolidated financial statements was not material. Both short-term and long-term deferred revenue have been recorded for the $25 million grant received, with approximately $24 million recorded as long-term.

(3) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Cash paid for acquisitions:			
Property and equipment	$ —	—	1,109
Investment in Charter	—	—	3,494
Intangible assets not subject to amortization	—	—	1,342
Intangible assets subject to amortization	—	—	639
Receivables and other assets	—	—	641
Net liabilities assumed	—	—	(3,719)
Deferred tax assets (liabilities)	—	—	(1,026)
Noncontrolling interests	—	—	(12)
Fair value of equity consideration	—	—	(3,060)
Cash paid (received) for acquisitions, net of cash acquired	$ —	—	(592)

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Cash paid for interest	$ 137	125	24
Cash paid for taxes	$ 266	238	—

The following table reconciles cash and cash equivalents and restricted cash reported in the Company's consolidated balance sheets to the total amount presented in its consolidated statements of cash flows:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Cash and cash equivalents	$ 375	191	1,418
Restricted cash included in other current assets	24	15	15
Restricted cash included in other long-term assets	1	—	—
Total cash and cash equivalents and restricted cash at end of period	$ 400	206	1,433

Restricted cash primarily relates to cash restricted for use on GCI Holdings' various arrangements to help fund projects that extended terrestrial broadband service for the first time to rural Alaska communities via a high capacity hybrid fiber optic and microwave network.

(4) Acquisition

On December 18, 2020, the Company completed the Combination with GCI Liberty. The Company accounted for the Combination using the acquisition method of accounting.

The following details the acquisition consideration as of December 18, 2020 (amounts in millions), which is primarily based on level 1 inputs:

Fair value of newly issued Liberty Broadband Series C and B common stock [1]	$	9,695
Fair value of newly issued Liberty Broadband Preferred Stock [2]		203
Fair value of share-based payment replacement awards [3]		105
Total fair value of consideration		10,003
Less: Fair value of Liberty Broadband shares attributable to share repurchase [4]		(6,739)
Total fair value of consideration attributable to business combination		3,264
Less: Fair value of newly issued Liberty Broadband Preferred Stock[2]		(203)
Less: Fair value of share-based payment replacement awards accounted for as liability awards		(1)
Total fair value of acquisition consideration to be allocated	$	3,060

(1) The fair value of newly issued Series C and B Liberty Broadband common stock was calculated by multiplying (i) the outstanding shares of GCI Liberty Series A and B common stock as of December 18, 2020 (ii) the exchange ratio of 0.58, and (iii) the closing share price of Liberty Broadband Series C and B common stock on December 18, 2020. Liberty Broadband issued 61.3 million shares of Series C common stock and 98 thousand shares of Series B common stock.

(2) The fair value of the newly issued Liberty Broadband Preferred Stock was calculated by multiplying (i) the outstanding shares of GCI Liberty Preferred Stock as of December 18, 2020, and (ii) the closing share price of GCI Liberty Preferred Stock on December 18, 2020. The GCI Liberty Preferred Stock was converted on a one to one ratio into Liberty Broadband Preferred Stock.

(3) This amount represents the fair value of share-based payment replacement awards.

(4) GCI Liberty owned approximately 42.7 million shares of Liberty Broadband Series C common stock. The acquisition of Liberty Broadband Series C common stock is accounted for as a share repurchase by Liberty Broadband. This amount was calculated by multiplying (i) the number of shares of Liberty Broadband Series C common stock owned by GCI Liberty as of December 18, 2020 and (ii) the closing share price of Liberty Broadband Series C common stock on December 18, 2020.

The application of the acquisition method resulted in the assignment of purchase price to the GCI Liberty assets acquired and liabilities assumed based on estimates of their acquisition date fair values (primarily level 3). The determination of the fair values of the acquired assets and liabilities (and the determination of estimated lives of depreciable tangible and identifiable intangible assets) requires significant judgment.

The acquisition purchase price allocation for GCI Liberty is as follows (amounts in millions):

Cash and cash equivalents including restricted cash	$	592
Receivables		339
Property and equipment		1,109
Goodwill		755
Investment in Charter		3,494
Intangible assets not subject to amortization		587
Intangible assets subject to amortization		639
Other assets		302
Deferred revenue		(60)
Debt, including obligations under tower and finance leases		(2,772)
Indemnification liability		(336)
Deferred income tax liabilities		(1,026)
Preferred stock		(203)
Non-controlling interest		(12)
Other liabilities		(348)
Total fair value of acquisition consideration to be allocated	$	3,060

Goodwill is calculated as the excess of the consideration transferred over the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce, value associated with future customers, continued innovation and non-contractual relationships. Amortizable intangible assets of $639 million were acquired and are comprised of customer relationships with a weighted average useful life of approximately 14 years and right-to-use assets with a weighted average useful life of approximately 12 years. Approximately $134 million of the acquired goodwill will be deductible for income tax purposes. As of December 31, 2021, the determination of the acquisition date fair value of the acquired assets and assumed liabilities is final.

Since the date of the acquisition, included in net earnings (loss) attributable to Liberty Broadband shareholders for the year ended December 31, 2020 was $28 million in earnings related to GCI Liberty. The unaudited pro forma revenue, net earnings and basic and diluted net earnings per common share of Liberty Broadband, prepared utilizing the historical financial statements of Liberty Broadband, giving effect to acquisition accounting related adjustments made at the time of acquisition, as if the acquisition discussed above occurred on January 1, 2019, are as follows:

		Year ended December 31, 2020
		amounts in millions, except per share amounts
Revenue	$	968
Net earnings (loss)	$	695
Net earnings (loss) attributable to Liberty Broadband shareholders	$	695
Basic net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$	3.82
Diluted net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share	$	3.79

The pro forma results include adjustments directly attributable to the business combination including adjustments related to the amortization of acquired tangible and intangible assets, revenue, interest expense, stock-based compensation, and the exclusion of transaction related costs. The pro forma information is not representative of the Company's future results of operations nor does it reflect what the Company's results of operations would have been if the acquisition had occurred previously and the Company consolidated the results of GCI Liberty during the periods presented.

(5) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

		December 31, 2022			December 31, 2021	
		Quoted prices in active markets for identical assets	Significant other observable inputs		Quoted prices in active markets for identical assets	Significant other observable inputs
Description	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)
			amounts in millions			
Cash equivalents	$ 288	288	—	118	118	—
Indemnification obligation	$ 50	—	50	324	—	324
Exchangeable senior debentures.	$ 1,373	—	1,373	1,428	—	1,428

Pursuant to an indemnification agreement initially entered into by GCI Liberty and assumed by Liberty Broadband in connection with the Combination, Liberty Broadband has agreed to indemnify Liberty Interactive LLC ("LI LLC"), a subsidiary of Qurate Retail, for certain payments made to holders of LI LLC's 1.75% exchangeable debentures due 2046 (the "1.75% Exchangeable Debentures"). An indemnity obligation in the amount of $336 million was recorded upon completion of the Combination. The indemnification liability due to LI LLC pertains to the holders' ability to exercise their exchange right according to the terms of the 1.75% Exchangeable Debentures on or before October 5, 2023. Such amount will equal the difference between the exchange value and par value of the 1.75% Exchangeable Debentures at the time the exchange occurs. The indemnification obligation recorded in the consolidated balance sheets as of December 31, 2022 and December 31, 2021 represents the fair value of the estimated exchange feature included in the 1.75% Exchangeable Debentures primarily based on observable market data as significant inputs (Level 2). As of December 31, 2022, a holder of the 1.75% Exchangeable Debentures has the ability to exchange their debentures on October 5, 2023, and, accordingly, such indemnification obligation is included as a current liability in the Company's consolidated balance sheets.

The Company's exchangeable senior debentures are debt instruments with quoted market value prices that are not considered to be traded on "active markets", as defined in GAAP, and are reported in the foregoing table as Level 2 fair value.

Other Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities, current portion of debt (with the exception of the 1.25% Debentures, the 2.75% Debentures and the 1.75% Debentures (each as defined in note 8)) and long-term debt. With the exception of long-term debt, the carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets. The carrying value of the Margin Loan Facility, Senior Credit Facility and Wells Fargo Note Payable (each as defined in note 8) all bear interest at a variable rate and therefore are also considered to approximate fair value.

Realized and Unrealized Gains (Losses) on Financial Instruments

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

| | | Years ended December 31, | |
| | 2022 | 2021 | 2020 |
		amounts in millions	
Indemnification obligation	$ 273	21	(9)
Exchangeable senior debentures (1)	61	46	(74)
	$ 334	67	(83)

(1) The Company has elected to account for its exchangeable senior debentures using the fair value option. Changes in the fair value of the exchangeable senior debentures recognized in the consolidated statements of operations are primarily due to market factors driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive income. The change in the fair value of the exchangeable senior debentures attributable to changes in the instrument specific credit risk before tax was a loss of $7 million, a loss of $2 million and a gain of $9 million for the years ended December 31, 2022, 2021 and 2020, respectively. The cumulative change was a gain of less than $1 million as of December 31, 2022.

(6) Investment in Affiliates Accounted for Using the Equity Method

Charter

Through a number of prior years' transactions and the Combination, Liberty Broadband has acquired an interest in Charter. The investment in Charter is accounted for as an equity method affiliate based on our voting and ownership interest and the board seats held by individuals appointed by Liberty Broadband. As of December 31, 2022, the carrying and market value of Liberty Broadband's ownership in Charter was approximately $11.4 billion and $16.0 billion, respectively. We own an approximate 30.9% economic ownership interest in Charter, based on shares of Charter's Class A common stock issued and outstanding as of December 31, 2022.

Upon the closing of the Time Warner Cable merger, the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter, Liberty Broadband and Advance/Newhouse Partnership, as amended (the "Stockholders Agreement"), became fully effective. Pursuant to the Stockholders Agreement, Liberty Broadband's equity ownership in Charter (on a fully diluted basis) is capped at the greater of 26% or the voting cap (as defined below) ("Equity Cap"). As of December 31, 2022, due to Liberty Broadband's voting interest exceeding the current voting cap of 25.01%, our voting control of the aggregate voting power of Charter is 25.01%. Under the Stockholders Agreement, Liberty Broadband has agreed to vote (subject to certain exceptions) all voting securities beneficially owned by it, or over which it has voting discretion or control that are in excess of the voting cap in the same proportion as all other votes cast by public stockholders of Charter with respect to the applicable matter.

In February 2021, Liberty Broadband was notified that its ownership interest, on a fully diluted basis, had exceeded the Equity Cap set forth in the Stockholders Agreement. On February 23, 2021, Charter and Liberty Broadband entered into a letter agreement in order to implement, facilitate and satisfy the terms of the Stockholders Agreement with respect to the Equity Cap. Pursuant to this letter agreement, following any month during which Charter purchases, redeems or buys back shares of its Class A common stock, and prior to certain meetings of Charter's stockholders, Liberty Broadband will be obligated to sell to Charter, and Charter will be obligated to purchase, such number of shares of Class A common stock as is necessary (if any) to reduce Liberty Broadband's percentage equity interest, on a fully diluted basis, to the Equity Cap (such transaction, a "Charter Repurchase"). The per share sale price for each share of Charter will be equal to the volume weighted average price paid by

Charter in its repurchases, redemptions and buybacks of its common stock (subject to certain exceptions) during the month prior to the Charter Repurchase (or, if applicable, during the relevant period prior to the relevant meeting of Charter stockholders). Under the terms of the letter agreement, Liberty Broadband sold 6,168,174 and 6,077,664 shares of Charter Class A common stock to Charter for $3.0 billion and $4.2 billion during the years ended December 31, 2022 and 2021, respectively, to maintain our fully diluted ownership percentage at 26%. Subsequent to December 31, 2022, Liberty Broadband sold 120,149 shares of Charter Class A common stock to Charter for $42 million.

During the year ended December 31, 2020, Liberty Broadband exercised its preemptive right to purchase an aggregate of approximately 35 thousand shares of Charter's Class A common stock for an aggregate purchase price of $15 million.

During the years ended December 31, 2022, 2021 and 2020, there were dilution losses of $63 million, $102 million, and $184 million, respectively, in the Company's investment in Charter. The dilution losses were primarily attributable to stock option exercises by employees and other third parties, partially offset by a gain on dilution related to Charter's repurchase of Liberty Broadband's Charter shares during the years ended December 31, 2022 and 2021.

The excess basis has been allocated within memo accounts used for equity method accounting purposes as follows (amounts in millions):

| | Years ended December 31, | |
	2022	2021
Property and equipment	$ 524	661
Customer relationships	2,230	2,537
Franchise fees	3,809	3,828
Trademarks	29	29
Goodwill	3,975	4,024
Debt	(450)	(535)
Deferred income tax liability	(1,505)	(1,626)
	$ 8,612	8,918

Property and equipment and customer relationships have weighted average remaining useful lives of approximately 5 years and 8 years, respectively, and indefinite lives for franchise fees, trademarks and goodwill. The excess basis of outstanding debt is amortized over the contractual period using the straight-line method. The decrease in excess basis for the year ended December 31, 2022 was primarily due to amortization, as well as the impact of Charter share issuances during the period. Included in our share of earnings from Charter of $1,326 million, $1,194 million and $713 million for the years ended December 31, 2022, 2021 and 2020, respectively, are $232 million, $234 million and $144 million, respectively, of losses, net of taxes, due to the amortization of the excess basis related to assets with identifiable useful lives and debt.

Summarized financial information for Charter is as follows:

Consolidated Balance Sheets

	December 31, 2022	December 31, 2021
	amounts in millions	
Current assets	$ 4,017	3,566
Property and equipment, net	36,039	34,310
Goodwill	29,563	29,562
Intangible assets, net	70,135	71,406
Other assets	4,769	3,647
Total assets	$ 144,523	142,491
Current liabilities	$ 12,065	12,458
Deferred income taxes	19,058	19,096
Long-term debt	96,093	88,564
Other liabilities	4,758	4,217
Equity	12,549	18,156
Total liabilities and shareholders' equity	$ 144,523	142,491

Consolidated Statements of Operations

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Revenue	$ 54,022	51,682	48,097
Cost and expenses:			
Operating costs and expenses (excluding depreciation and amortization)	32,876	31,482	29,930
Depreciation and amortization	8,903	9,345	9,704
Other operating expenses, net	281	329	58
	42,060	41,156	39,692
Operating income	11,962	10,526	8,405
Interest expense, net	(4,556)	(4,037)	(3,848)
Other income (expense), net	56	(101)	(255)
Income tax (expense) benefit	(1,613)	(1,068)	(626)
Net earnings (loss)	5,849	5,320	3,676
Less: Net income attributable to noncontrolling interests	(794)	(666)	(454)
Net Income (loss) attributable to Charter shareholders	$ 5,055	4,654	3,222

(7) Goodwill and Intangible Assets

Goodwill and Indefinite Lived Assets

Changes in the carrying amount of goodwill are as follows:

	GCI Holdings	Corporate and other	Total
		amounts in millions	
Balance at December 31, 2020	$ 739	7	746
Acquisition adjustments during measurement period	16	—	16
Balance at December 31, 2021	755	7	762
Dispositions	—	(7)	(7)
Balance at December 31, 2022	$ 755	—	755

As presented in the accompanying consolidated balance sheets, cable certificates are the majority of the other significant indefinite lived intangible assets.

Intangible Assets Subject to Amortization, net

	December 31, 2022			December 31, 2021		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
			amounts in millions			
Customer relationships	$ 515	(91)	424	515	(49)	466
Other amortizable intangibles .	147	(55)	92	138	(31)	107
Total	$ 662	(146)	516	653	(80)	573

Intangible assets are being amortized generally on an accelerated basis as reflected in amortization expense and in the future amortization table below.

Amortization expense for intangible assets with finite useful lives was $67 million, $75 million and $6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in millions):

2023	$ 61
2024	$ 55
2025	$ 52
2026	$ 49
2027	$ 48

(8) Debt

Debt is summarized as follows:

	Outstanding principal December 31, 2022	Carrying value	
		December 31, 2022	December 31, 2021
		amounts in millions	
Margin Loan Facility.	$ 1,400	1,400	1,300
2.75% Exchangeable Senior Debentures due 2050 . . .	575	560	585
1.25% Exchangeable Senior Debentures due 2050 . . .	825	798	818
1.75% Exchangeable Senior Debentures due 2046. . . .	15	15	25
Senior notes	600	628	632
Senior credit facility	397	397	399
Wells Fargo note payable	5	5	6
Deferred financing costs		(2)	(4)
Total debt.	$ 3,817	3,801	3,761
Debt classified as current		(1,376)	(28)
Total long-term debt		$ 2,425	3,733

Margin Loan Facility

On November 8, 2022, a bankruptcy remote wholly owned subsidiary of the Company ("SPV") entered into Amendment No. 6 to Margin Loan Agreement (the "Sixth Amendment"), which amends SPV's margin loan agreement, dated as of August 31, 2017 (as amended by the Sixth Amendment, the "Margin Loan Agreement"), with a group of lenders. The Margin Loan Agreement provides for (x) a term loan credit facility in an aggregate principal amount of $1.15 billion (the "Term Loan Facility" and proceeds of such facility, the "Term Loans"), (y) a revolving credit facility in an aggregate principal amount of $1.15 billion (the "Revolving Loan Facility" and proceeds of such facility, the "Revolving Loans"; the Revolving Loans, collectively with the Term Loans, the "Loans") and (z) an uncommitted incremental term loan facility in an aggregate principal amount of up to $200 million (collectively, the "Margin Loan Facility"). No additional borrowings under the Margin Loan Agreement were made in connection with the Sixth Amendment. SPV's obligations under the Margin Loan Facility are secured by shares of Charter owned by SPV. Effective on October 3, 2022, pursuant to Amendment No. 5 to Margin Loan Agreement, an additional 6 million shares of Charter were voluntarily pledged as collateral, which improved the loan to value ratio.

Outstanding borrowings under the Margin Loan Agreement were $1.4 billion and $1.3 billion as of December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, SPV was permitted to borrow an additional $900 million under the Margin Loan Agreement, subject to certain funding conditions, which may be drawn until five business days prior to the maturity date. The maturity date of the loans under the Margin Loan Agreement is May 12, 2024 (except for any additional loans incurred thereunder to the extent SPV and the incremental lenders agree to a later maturity date). Prior to the completion of the Combination, borrowings under the Margin Loan Agreement bore interest at the three-month LIBOR rate plus a per annum spread of 1.5%, which increased to a per annum spread of 1.85% from and after the completion of the Combination until the Fourth Amendment effective date on May 12, 2021, when the per annum spread decreased to 1.5%. The Margin Loan Agreement also provides for customary LIBOR replacement provisions.

The Margin Loan Agreement contains various affirmative and negative covenants that restrict the activities of SPV (and, in some cases, the Company and its subsidiaries with respect to shares of Charter owned by the Company and its subsidiaries). The Margin Loan Agreement does not include any financial covenants. The Margin Loan Agreement does contain restrictions related to additional indebtedness and events of default customary for margin loans of this type.

SPV's obligations under the Margin Loan Agreement are secured by first priority liens on a portion of the Company's ownership interest in Charter, sufficient for SPV to meet the loan to value requirements under the Margin Loan Agreement. The Margin Loan Agreement indicates that no lender party shall have any voting rights with respect to the shares pledged as collateral, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreement. As of December 31, 2022, 37.3 million shares of Charter common stock with a value of $12.7 billion were held in collateral accounts related to the Margin Loan Agreement.

Exchangeable Senior Debentures

On August 27, 2020, the Company closed a private offering of $575 million aggregate original principal amount of its 2.75% Exchangeable Senior Debentures due 2050 (the "2.75% Debentures"), including debentures with an aggregate original principal amount of $75 million issued pursuant to the exercise of an option granted to the initial purchasers. Upon an exchange of 2.75% Debentures, the Company, at its election, may deliver shares of Charter Class A common stock, the value thereof in cash, or any combination of shares of Charter Class A common stock and cash. Initially, 1.1661 shares of Charter Class A common stock are attributable to each $1,000 original principal amount of 2.75% Debentures, representing an initial exchange price of approximately $857.56 for each share of Charter Class A common stock. A total of 670,507 shares of Charter Class A common stock are attributable to the 2.75% Debentures. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2020. The 2.75% Debentures may be redeemed by the Company, in whole or in part, on or after October 5, 2023. Holders of the 2.75% Debentures also have the right to require the Company to purchase their 2.75% Debentures on October 5, 2023. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the 2.75% Debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. As of December 31, 2022, a holder of the 2.75% Debentures has the ability to exchange their debentures on October 5, 2023 and, accordingly, the 2.75% Debentures have been classified as current within the consolidated balance sheet as of December 31, 2022.

On November 23, 2020, the Company closed a private offering of $825 million aggregate original principal amount of its 1.25% Exchangeable Senior Debentures due 2050 (the "1.25% Debentures"), including debentures with an aggregate original principal amount of $75 million issued pursuant to the exercise of an option granted to the initial purchasers. Upon an exchange of 1.25% Debentures, the Company, at its election, may deliver shares of Charter Class A common stock, the value thereof in cash, or any combination of shares of Charter Class A common stock and cash. Initially, 1.1111 shares of Charter Class A common stock are attributable to each $1,000 original principal amount of 1.25% Debentures, representing an initial exchange price of approximately $900.00 for each share of Charter Class A common stock. A total of 916,657 shares of Charter Class A common stock are attributable to the 1.25% Debentures. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 2021. The 1.25% Debentures may be redeemed by the Company, in whole or in part, on or after October 5, 2023. Holders of the 1.25% Debentures also have the right to require the Company to purchase their debentures on October 5, 2023. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the 1.25% Debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. As of December 31, 2022, a holder of the 1.25% Debentures has the ability to exchange their debentures on October 5, 2023 and, accordingly, the 1.25% Debentures have been classified as current within the consolidated balance sheet as of December 31, 2022.

In connection with the closing of the Combination on December 18, 2020, the Company assumed all of GCI Liberty's outstanding 1.75% exchangeable senior debentures due 2046 (the "1.75% Debentures") with an original outstanding principal amount of $15 million at fair value. The total fair value of the acquired 1.75% Debentures was approximately $26 million. The 1.75% Debentures were initially issued on June 18, 2018 by GCI Liberty. Upon an exchange of 1.75% Debentures, the Company, at its option, may deliver Charter Class A common stock, cash or a combination of Charter Class A common stock and cash. Initially, 2.6989 shares of Charter Class A common stock are attributable to each $1,000 principal amount of 1.75% Debentures, representing an initial exchange price of approximately $370.52 for each share of Charter Class A common stock. A total of 39,231 shares of Charter Class A common stock are attributable to the 1.75% Debentures. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year. The 1.75% Debentures may be redeemed by the Company, in whole or in part, on or after October 5, 2023. Holders of the 1.75% Debentures also have the right to require the Company to purchase their debentures on October 5, 2023. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the 1.75% Debentures plus accrued and unpaid interest. As of December 31, 2022, a holder of the 1.75% Debentures has the ability to exchange their debentures on October 5, 2023 and accordingly, the 1.75% Debentures have been classified as current within the consolidated balance sheet as of December 31, 2022.

The Company elected to account for all exchangeable senior debentures at fair value in its consolidated financial statements. Accordingly, changes in the fair value of these instruments are recognized in Realized and unrealized gains (losses) on financial instruments, net in the accompanying consolidated statements of operations. See note 5 for information related to unrealized gains (losses) on debt measured at fair value. The Company reviews the terms of all the debentures on a quarterly basis to determine whether an event has occurred to require current classification on the consolidated balance sheets.

Senior Notes

In connection with the closing of the Combination on December 18, 2020, GCI, LLC became an indirect wholly owned subsidiary of the Company. GCI, LLC is the issuer of $600 million 4.75% senior notes due 2028 (the "Senior Notes"). The Senior Notes were issued by GCI, LLC on October 7, 2020 and are unsecured. Interest on the Senior Notes is payable semi-annually in arrears. The Senior Notes are redeemable at the Company's option, in whole or in part, at a redemption price defined in the indenture, and accrued and unpaid interest (if any) to the date of redemption. The Senior Notes are stated net of an aggregate unamortized premium of $28 million at December 31, 2022. Such premium is being amortized to interest expense in the accompanying consolidated statements of operations.

Senior Credit Facility

In connection with the closing of the Combination on December 18, 2020, GCI, LLC became an indirect wholly owned subsidiary of the Company. GCI, LLC is the borrower under the Senior Credit Facility (as defined below).

On October 15, 2021, GCI, LLC entered into an Eighth Amended and Restated Credit Agreement (the "Senior Credit Facility"), which includes a $550 million revolving credit facility, with a $25 million sublimit for standby letters of credit, that matures on October 15, 2026 and a $250 million Term Loan A (the "Term Loan A") that matures on October 15, 2027. Additionally, the $400 million Term Loan B (the "Term Loan B") which existed prior to the amendment, was repaid in full using the proceeds from the Term Loan A together with $150 million in borrowings under the revolving credit facility. The revolving credit facility borrowings under the Senior Credit Facility that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 0.50% and 1.75% depending on GCI, LLC's total leverage ratio. The revolving credit facility borrowings under the Senior Credit Facility that are LIBOR loans bear interest at a per annum rate equal to the applicable LIBOR plus a margin that varies between 1.50% and 2.75% depending on GCI, LLC's total leverage ratio. Term Loan A borrowings that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 1.00% and 2.25% depending on GCI, LLC's total leverage ratio. Term Loan A borrowings that are LIBOR loans bear interest at a per annum rate equal to the applicable LIBOR plus a margin that varies between 2.00% and 3.25% depending on GCI, LLC's total leverage ratio. Principal payments are due quarterly on the Term Loan A equal to 0.25% of the original principal amount, which may step up to 1.25% of the original principal amount of the Term Loan A depending on GCI, LLC's secured leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. Any amounts prepaid on the revolving credit facility may be reborrowed. The Senior Credit Facility also provides for customary LIBOR replacement provisions.

Prior to the amendment, the borrowings under the Senior Credit Facility bore interest at either the alternate base rate or LIBOR (based on an interest period selected by GCI, LLC of one month, two months, three months or six months) at the election of GCI, LLC in each case plus a margin. The revolving credit facility borrowings that were alternate base rate loans bore interest at a per annum rate equal to the alternate base rate plus a margin that varied between 0.50% and 1.75% depending on GCI, LLC's total leverage ratio. The revolving credit facility borrowings that were LIBOR loans bore interest at a per annum rate equal to the applicable LIBOR plus a margin that varied between 1.50% and 2.75% depending on GCI, LLC's total leverage ratio. Term Loan B borrowings that were alternate base rate loans bore interest at a per annum rate equal to the alternate base rate plus a margin of

1.75%. Term Loan B borrowings that were LIBOR loans bore interest at a per annum rate equal to the applicable LIBOR plus a margin of 2.75% with a LIBOR floor of 0.75%.

GCI, LLC's First Lien Leverage Ratio (as defined in the Senior Credit Facility) may not exceed 4.00 to 1.00.

The terms of the Senior Credit Facility include customary representations and warranties, customary affirmative and negative covenants and customary events of default. At any time after the occurrence of an event of default under the Senior Credit Facility, the lenders may, among other options, declare any amounts outstanding under the Senior Credit Facility immediately due and payable and terminate any commitment to make further loans under the Senior Credit Facility. The obligations under the Senior Credit Facility are secured by a security interest on substantially all of the assets of GCI, LLC and the subsidiary guarantors, as defined in the Senior Credit Facility, and on the stock of GCI Holdings.

As of December 31, 2022, there was $247 million outstanding under the Term Loan A, $150 million outstanding under the revolving portion of the Senior Credit Facility and $3 million in letters of credit under the Senior Credit Facility, leaving $397 million available for borrowing.

Wells Fargo Note Payable

In connection with the closing of the Combination on December 18, 2020, the Company assumed GCI Holdings' outstanding $6 million under its Wells Fargo Note Payable (as defined below). Outstanding borrowings on the Wells Fargo Note Payable were $5 million and $6 million as of December 31, 2022 and December 31, 2021, respectively.

GCI Holdings issued a note to Wells Fargo that matures on July 15, 2029 and is payable in monthly installments of principal and interest (the "Wells Fargo Note Payable"). The interest rate is variable at one month LIBOR plus 2.25%. The note also provides for customary LIBOR replacement provisions.

The note is subject to similar affirmative and negative covenants as the Senior Credit Facility. The obligations under the note are secured by a security interest and lien on the building purchased with the note.

Debt Covenants

GCI, LLC is subject to covenants and restrictions under its Senior Notes and Senior Credit Facility. The Company and GCI, LLC are in compliance with all debt maintenance covenants as of December 31, 2022.

Five Year Maturities

The annual principal maturities of debt, based on stated maturity dates, for each of the next five years is a follows (amounts in millions):

2023	$	3
2024	$	1,403
2025	$	3
2026	$	153
2027	$	238

Fair Value of Debt

The fair value of the Senior Notes was $506 million at December 31, 2022 (Level 1).

Due to the variable rate nature of the Margin Loan, Senior Credit Facility and Wells Fargo Note Payable, the Company believes that the carrying amount approximates fair value at December 31, 2022.

(9) Leases

In 2016 and 2017, GCI Holdings sold certain tower sites and entered into a master lease agreement in which it leased back space on those tower sites. At the time, GCI Holdings determined that it was precluded from applying sales-leaseback accounting. We also considered whether the Combination resulted in a completed sale-leaseback transaction and concluded that the transaction did not meet the criteria and should continue to be accounted for in the same manner as previously determined.

GCI Holdings has entered into finance lease agreements with satellite providers for transponder capacity to transmit voice and data traffic in rural Alaska. GCI Holdings is also party to finance lease agreements for an office building and certain retail store locations. GCI Holdings also leases office space, land for towers and communication facilities, satellite transponders, fiber capacity, and equipment. These leases are classified as operating leases. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease.

The Company has leases with remaining lease terms that range from less than one year up to 28 years. Certain of the Company's leases may include an option to extend the term of the lease with such options to extend ranging from 3 years up to 36 years. The Company also has the option to terminate certain of its leases early with such options to terminate ranging from as early as 30 days up to 15 years from December 31, 2022.

The components of lease cost during the years ended December 31, 2022 2021 and 2020 were as follows:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Operating lease cost (1)	$ 59	60	3
Finance lease cost			
Depreciation of leased assets	$ 1	1	1
Total finance lease cost	$ 1	1	1

(1) Included within operating lease costs were short-term lease costs and variable lease costs, which were not material to the consolidated financial statements.

The remaining weighted-average lease term and the weighted-average discount rate were as follows:

	December 31,		
	2022	**2021**	**2020**
Weighted-average remaining lease term (years):			
Finance leases	3.5	4.5	3.1
Operating leases	3.9	4.2	4.8
Weighted-average discount rate:			
Finance leases	4.3 %	4.3 %	3.9 %
Operating leases	6.0 %	4.0 %	4.2 %

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2022	**2021**
	amounts in millions	
Operating leases:		
Operating lease ROU assets, net (1)	$ 114	154
Current operating lease liabilities (2).	$ 45	50
Operating lease liabilities (3)	65	102
Total operating lease liabilities	$ 110	152
Finance Leases:		
Property and equipment, at cost	$ 4	4
Accumulated depreciation	(1)	(1)
Property and equipment, net	$ 3	3
Current obligations under finance leases (4).	$ 1	1
Obligations under finance leases	2	2
Total finance lease liabilities	$ 3	3

(1) Operating lease ROU assets, net are included within the Other assets, net line item in the accompanying consolidated balance sheets.
(2) Current operating lease liabilities are included within the Other current liabilities line item in the accompanying consolidated balance sheets.
(3) Operating lease liabilities are included within the Other liabilities line item in the accompanying consolidated balance sheets.
(4) Current obligations under finance leases are included within the Other current liabilities line item in the accompanying consolidated balance sheets.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 57	55	3
Financing cash outflows from finance leases	$ 1	2	—
ROU assets obtained in exchange for lease obligations			
Operating leases	$ 11	108	—

Future lease payments under finance leases, operating leases and tower obligations with initial terms of one year or more at December 31, 2022 consisted of the following:

	Finance Leases	Operating Leases	Tower Obligations
		amounts in millions	
2023	$ 1	47	8
2024	1	44	8
2025	1	9	8
2026	—	7	8
2027	—	4	8
Thereafter	—	14	100
Total payments	3	125	140
Less: imputed interest	—	15	54
Total liabilities	$ 3	110	86

(10) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Current:			
Federal	$ (222)	(233)	—
State and local	(1)	—	—
	(223)	(233)	—
Deferred:			
Federal	(51)	4	(116)
State and local	(3)	11	153
	(54)	15	37
Income tax benefit (expense)	$ (277)	(218)	37

Income tax benefit (expense) differs from the amounts computed by applying the applicable U.S. federal income tax rate of 21% as a result of the following:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Computed expected tax benefit (expense)	$ (322)	(200)	(76)
State and local taxes, net of federal income taxes	(4)	(8)	(12)
Nontaxable equity contribution	41	2	(1)
Change in valuation allowance	1	4	(3)
Sale of consolidated subsidiary	15	—	—
Change in tax rate - other	—	14	133
Executive compensation	(7)	(14)	(1)
Litigation settlement	—	(22)	—
Other	(1)	6	(3)
Income tax (expense) benefit	$ (277)	(218)	37

For the year ended December 31, 2022, the significant reconciling items, as noted in the table above, are primarily due to the nontaxable decrease in the fair value of the indemnification obligation owed to Qurate Retail and tax benefits from the sale of stock of a subsidiary.

For the year ended December 31, 2021, the significant reconciling items, as noted in the table above, are primarily due to a non-deductible litigation settlement and non-deductible executive compensation, partially offset by tax benefits from a change in effective tax rate used to measure deferred taxes on certain Charter shares.

For the year ended December 31, 2020, the significant reconciling item, as noted in the table above, is primarily the result of a change in the effective state tax rate used to measure deferred taxes due to the Combination.

The tax effects of temporary differences and tax attributes that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

		December 31,	
		2022	2021
		amounts in millions	
Deferred tax assets:			
Tax loss and tax credit carryforwards	$	32	96
Accrued stock-based compensation		16	14
Deferred revenue		20	13
Debt		—	6
Operating lease liabilities		31	42
Other accrued liabilities		28	15
Other future deductible amounts		41	42
Total deferred tax assets		168	228
Less: valuation allowance		(1)	(7)
Net deferred tax assets		167	221
Deferred tax liabilities:			
Investments		(1,688)	(1,677)
Fixed assets		(201)	(206)
Intangible assets		(276)	(293)
Debt		(10)	—
Operating lease ROU assets		(32)	(43)
Total deferred tax liabilities		(2,207)	(2,219)
Net deferred tax asset (liability)	$	(2,040)	(1,998)

The Company's valuation allowance decreased $6 million in 2022, of which $1 million affected tax expense and $5 million affected equity.

At December 31, 2022, Liberty Broadband had deferred tax assets of $32 million for federal and state net operating losses, interest expense carryforwards and tax credit carryforwards. Of the $32 million, $14 million are carryforwards with no expiration. The remaining carryforwards expire at certain future dates. These carryforwards are expected to be utilized prior to expiration, except for $1 million which based on current projections, may expire unused and accordingly are subject to a valuation allowance. The carryforwards that are expected to be utilized begin to expire in 2028.

As of December 31, 2022, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

As of December 31, 2022, Liberty Broadband's federal tax years prior to 2019 are closed. However, because Liberty Broadband generated a net operating loss ("NOL") in 2016, 2017, and 2018, utilization of the NOLs in future years is still subject to adjustment. The IRS has completed its examination of Liberty Broadband's 2019 tax year, however, 2019 remains open until the statute of limitations lapses on October 15, 2023. Liberty Broadband's 2020 and 2021 tax years are not under IRS examination. Liberty Broadband's 2022 tax year is being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program. Because Liberty Broadband's ownership of Charter is less than the required 80%, Charter is not consolidated with Liberty Broadband for federal income tax purposes. As of December 31, 2022, all GCI tax years prior to 2019 are closed. However, because GCI generated NOLs in tax years prior to 2019, utilization of the NOLs in future years are subject to adjustment. GCI Liberty's 2019, and 2020 tax years are not currently under IRS examination, but remain "open" until the statute of limitations expires on October 15, 2023 and October 15, 2024, respectively. Prior to the March 9, 2018 GCI Liberty split-off from Qurate Retail, certain GCI Liberty businesses were part of the Qurate Retail, Inc. consolidated federal tax group. Qurate Retail's tax years prior to 2019 are closed for federal income tax purposes. Various states are currently examining Qurate's prior years' state income tax returns.

(11) Stockholders' Equity

Preferred Stock

Liberty Broadband's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by Liberty Broadband's board of directors.

Liberty Broadband Preferred Stock was issued as a result of the Combination on December 18, 2020. Each share of GCI Liberty Preferred Stock outstanding immediately prior to the closing of the Combination was converted into one share of newly issued Liberty Broadband Preferred Stock. The Company is required to redeem all outstanding shares of Liberty Broadband Preferred Stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date through the redemption date, on the first business day following March 8, 2039. There were 7,300,000 shares of Liberty Broadband Preferred Stock authorized and 7,183,812 shares issued and outstanding at December 31, 2022. An additional 42,700,000 shares of preferred stock of the Company are authorized and are undesignated as to series. The Liberty Broadband Preferred Stock is accounted for as a liability on the Company's consolidated balance sheets because it is mandatorily redeemable. As a result, all dividends paid on the Liberty Broadband Preferred Stock are recorded as interest expense in the Company's consolidated statements of operations. Liberty Broadband Preferred Stock has one-third of a vote per share.

The liquidation price is measured per share and shall mean the sum of (i) $25, plus (ii) an amount equal to all unpaid dividends (whether or not declared) accrued with respect to such share have been added to and then remain part of the liquidation price as of such date. The fair value of Liberty Broadband Preferred Stock of $203 million was recorded at the time of the Combination. The fair value of Liberty Broadband Preferred Stock as of December 31, 2022 was $166 million (Level 1).

The holders of shares of Liberty Broadband Preferred Stock are entitled to receive, when and as declared by the Liberty Broadband board of directors, out of legally available funds, preferential dividends that accrue and cumulate as provided in the certificate of designations for the Liberty Broadband Preferred Stock.

Dividends on each share of Liberty Broadband Preferred Stock accrue on a daily basis at a rate of 7.00% per annum of the liquidation price.

Accrued dividends are payable quarterly on each dividend payment date, which is January 15, April 15, July 15, and October 15 of each year, commencing January 15, 2021. If Liberty Broadband fails to pay cash dividends on the Liberty Broadband Preferred Stock in full for any four consecutive or non-consecutive dividend periods then the dividend rate shall increase by 2.00% per annum of the liquidation price until cured. On December 13, 2022, the Company announced that its board of directors had declared a quarterly cash dividend of approximately $0.44 per share of Liberty Broadband Preferred Stock which was paid on January 17, 2023 to shareholders of record of the Liberty Broadband Preferred Stock at the close of business on December 31, 2022.

Common Stock

Liberty Broadband's Series A common stock has one vote per share, Liberty Broadband's Series B common stock has ten votes per share and Liberty Broadband's Series C common stock has no votes per share (except as otherwise required by applicable law). Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock. All series of our common stock participate on an equal basis with respect to dividends and distributions.

As of December 31, 2022, Liberty Broadband reserved 4 million shares of Series B and Series C common stock for issuance under exercise privileges of outstanding stock Awards.

Purchases of Common Stock

During the year ended December 31, 2020, the Company repurchased 4 million shares of Liberty Broadband Series C common stock for aggregate cash consideration of $597 million under the authorized repurchase program. There were no repurchases of Series A or Series B common stock during the year ended December 31, 2020.

During the year ended December 31, 2021, the Company repurchased 26 million shares of Liberty Broadband Series A and Series C common stock for aggregate cash consideration of $4.3 billion. There were no repurchases of Series B common stock during the year ended December 31, 2021.

During the year ended December 31, 2022, the Company repurchased 24.2 million shares of Liberty Broadband Series A and Series C common stock for aggregate cash consideration of $2.9 billion. There were no repurchases of Series B common stock during the year ended December 31, 2022.

All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. As of December 31, 2022, the Company had approximately $2.0 billion available to be used for share repurchases under the Company's share repurchase program.

Exchange Agreement with Chairman

On June 13, 2022, Liberty Broadband entered into an Exchange Agreement with its Chairman of the board of directors, John C. Malone, and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the "JM Trust") (the "Exchange Agreement"), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Company would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances).

The Exchange Agreement provides for exchanges by the Company and Mr. Malone or the JM Trust of shares of Liberty Broadband Series B common stock for shares of Liberty Broadband Series C common stock in connection with certain events, including (i) any event that would result in a reduction in the outstanding votes that may be cast by holders of the Company's voting securities or an increase of Mr. Malone's beneficially-owned voting power in the Company (an "Accretive Event"), in each case, such that Mr. Malone's voting power in the Company would exceed the Target Voting Power plus 0.5%; or (ii) from and after the occurrence of any Accretive Event, in connection with any event that would result in an increase in the outstanding votes that may be cast by holders of the Company's voting securities or a decrease of Mr. Malone's beneficially-owned voting power in the Company (a "Dilutive Event"), in each case, such that Mr. Malone's voting power in the Company falls below the Target Voting Power less 0.5%. Additionally, the Exchange Agreement contains certain provisions with respect to fundamental events at the Company, meaning any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of Liberty Broadband Series B common stock are entitled to receive securities of the Company, securities of another person, property or cash, or a combination thereof.

In connection with an Accretive Event, Mr. Malone or the JM Trust will be required to exchange with the Company shares of Liberty Broadband Series B common stock (as exchanged, the "Exchanged Series B Shares") for an equal number of shares of Liberty Broadband Series C common stock (as exchanged, the "Exchanged Series C Shares") so as to maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement.

In connection with a Dilutive Event, Mr. Malone and the JM Trust may exchange the Exchanged Series C Shares with the Company for an equal number of shares of Liberty Broadband Series B common stock equal to the lesser of (i) the number of shares of Liberty Broadband Series B common stock which would maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement.

Under the Exchange Agreement, the JM Trust exchanged 215,647 shares of Liberty Broadband Series B common stock for the same number of Liberty Broadband Series C common stock on June 13, 2022, and exchanged 211,255 shares of Liberty Broadband Series B common stock for the same number of Liberty Broadband Series C common stock on July 19, 2022. Additionally, subsequent to December 31, 2022, the JM Trust exchanged 54,247 shares of Liberty Broadband Series B common stock for the same number of Liberty Broadband Series C common stock on January 23, 2023.

(12) Stock-Based Compensation

Included in Selling, general and administrative expenses in the accompanying consolidated statements of operations are $37 million, $41 million and $9 million of stock-based compensation during the years ended December 31, 2022, 2021 and 2020, respectively.

Liberty Broadband - Incentive Plans

Liberty Broadband grants, to certain of its directors, employees and employees of its subsidiaries, restricted stock units ("RSUs") and stock options to purchase shares of its common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and re-measures the fair value of the Award at each reporting date.

Pursuant to the Liberty Broadband 2019 Omnibus Incentive Plan, as amended, the Company may grant Awards to be made in respect of a maximum of 6.0 million shares of Liberty Broadband common stock. In addition, and in connection with the Combination at the close of business on December 18, 2020 (the "Effective Date"), the number of shares of common stock of GCI Liberty that remained available for issuance immediately prior to the Effective Date of the Combination under the GCI Liberty, Inc. 2018 Omnibus Incentive Plan ("GCI Liberty 2018 Plan"), as amended, were converted to 3.7 million shares of Liberty Broadband common stock and are available for use provided that:

i.   the period during which such shares are available for Awards is not extended beyond the period during which they would have been available under the GCI Liberty 2018 Plan, absent the Combination, and

ii.   such Awards are not granted to individuals who were employed by the Company or its subsidiaries immediately prior to the Effective Date.

Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty Broadband issues new shares upon exercise of equity awards.

Liberty Broadband – Grants

During the years ended December 31, 2022, 2021 and 2020, Liberty Broadband granted 136 thousand, 167 thousand and 389 thousand options, respectively, to purchase shares of Series C Liberty Broadband common stock ("LBRDK") to our CEO. Such options had a weighted average GDFV of $39.10, $40.05 and $38.23 per share, respectively, at the time they were granted and vested or will vest, as applicable, on December 30, 2022, December 31, 2021 and December 31, 2020, respectively, except that the 2020 grants included one upfront option grant related to the CEO's employment agreement that vests on December 31, 2024. See discussion in note 1 regarding the compensation agreement with the Company's CEO.

During the year ended December 31, 2020, Liberty Broadband granted 2 thousand time-based RSUs of LBRDK to our CEO. The RSUs had a GDFV of $120.71 per share and cliff vested on December 10, 2020. This RSU grant was issued in lieu of our CEO receiving 50% of his remaining base salary for the last three quarters of calendar year 2020, and he waived his right to receive the other 50%, in each case, in light of the ongoing financial impact of COVID-19.

During the years ended December 31, 2022, 2021 and 2020, Liberty Broadband granted to its employees 11 thousand, 30 thousand and 151 thousand options, respectively, to purchase shares of LBRDK. Such options had a weighted average GDFV of $30.43, $40.61 and $41.06 per share, respectively, and vest between two and four years.

During the years ended December 31, 2022, 2021 and 2020, Liberty Broadband granted 24 thousand, 26 thousand and 15 thousand options, respectively, to purchase shares of LBRDK to its non-employee directors with a weighted average GDFV of $30.43, $41.71 and $37.78 per share, respectively, which mainly cliff vest over a one year vesting period.

During the years ended December 31, 2022, 2021 and 2020, Liberty Broadband granted 227 thousand, 79 thousand and 17 thousand time-based and performance-based RSUs, respectively, of LBRDK to its employees, employees of subsidiaries and non-employee directors. The RSUs had a weighted average GDFV of $120.70, $153.34 and $115.62 per share, respectively. The time-based RSUs generally vest between one and four years for employees and employees of subsidiaries and in one year for directors. The performance-based RSUs cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

There were no options to purchase shares of Series A Liberty Broadband common stock ("LBRDA") or Series B Liberty Broadband common stock ("LBRDB") granted during 2022, 2021 and 2020.

The Company has calculated the GDFV for all of its equity classified awards and any subsequent re-measurement of its liability classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2022, 2021 and 2020, the range of expected terms was 5.1 to 5.3 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty Broadband common stock. For grants made in 2022, 2021 and 2020, the range of volatilities was 25.1% to 29.7%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject option.

In connection with the Combination, on the Effective Date:

i. Each outstanding stock option to purchase shares of Series A GCI Liberty common stock ("GLIBA") or Series B GCI Liberty common stock ("GLIBB" and, together with GLIBA, "GLIBA/B") was converted to 0.58 of a corresponding stock option to purchase LBRDK or LBRDB (together, "LBRDK/B"), respectively, rounded down to the nearest whole share. Additionally, the exercise price of the GLIBA/B stock option was divided by 0.58, with the resulting LBRDK/B exercise price rounded up to the nearest cent. Except as described above, all other terms and restrictions of the LBRDK/B stock options are the same as the corresponding original GLIBA/B stock options.

ii. Each outstanding GLIBA RSU was converted to 0.58 of a corresponding LBRDK RSU, rounded down to the nearest whole LBRDK RSU. No cash was paid in lieu of fractional LBRDK RSUs. All terms of the LBRDK RSUs are subject to the same terms and restrictions as those applicable to the corresponding original GLIBA RSUs.

iii. Each outstanding GLIBA share of restricted stock ("RSA") was converted to 0.58 of a corresponding LBRDK RSA, rounded down to the nearest whole LBRDK RSA. Cash was issued in lieu of fractional LBRDK RSAs. All terms of the LBRDK RSAs are subject to the same terms and restrictions as those applicable to the corresponding original GLIBA RSAs.

iv. Each outstanding GCI Liberty Series A Cumulative Redeemable Preferred Stock ("GLIBP") RSA was converted into one Liberty Broadband Series A Cumulative Redeemable Preferred Stock ("LBRDP") RSA. All terms of the LBRDP RSAs are subject to the same terms and restrictions as those applicable to the corresponding original GLIBP RSAs.

Liberty Broadband – Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Liberty Broadband common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

	Series C		WAEP	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)			(in years)	(in millions)
Outstanding at January 1, 2022	3,483	$	96.61		
Granted	172	$	128.15		
Exercised	(53)	$	62.51		
Forfeited/Cancelled	—	$	—		
Outstanding at December 31, 2022	3,602	$	98.62	3.4	$ 43
Exercisable at December 31, 2022	2,412	$	76.78	2.8	$ 43

As of December 31, 2022, there were no outstanding LBRDA options to purchase shares of LBRDA common stock.

During the years ended December 31, 2022 and 2021, our CEO exercised 37 thousand and 370 thousand LBRDB options at an exercise price of $97.21 per share for each exercise. Immediately following these exercises, the resulting LBRDB shares were exchanged for the same number of LBRDK shares pursuant to the terms of a stipulation and order where Mr. Maffei agreed to exchange LBRDB shares for LBRDK shares following the exercise of certain stock options. As of December 31, 2022, Liberty Broadband had 315 thousand LBRDB options outstanding and exercisable at a WAEP of $96.25, a weighted average remaining contractual life of 1.4 years and aggregate intrinsic value of zero.

As of December 31, 2022, the total unrecognized compensation cost related to unvested Liberty Broadband Awards was approximately $41 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.1 years.

As of December 31, 2022, Liberty Broadband reserved approximately 4 million shares of Series B and Series C common stock for issuance under exercise privileges of outstanding stock options.

Liberty Broadband – Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2022, 2021 and 2020 was $3 million, $27 million and $1 million, respectively.

Liberty Broadband – Restricted Stock and Restricted Stock Units

The aggregate fair value of all LBRDA, LBRDK and LBRDP RSAs and RSUs that vested during the years ended December 31, 2022, 2021 and 2020 was $18 million, $28 million and $5 million, respectively.

As of December 31, 2022, the Company had approximately 306 thousand unvested RSAs and RSUs of LBRDA and LBRDK held by certain directors, officers and employees of the Company with a weighted average GDFV of $130.71 per share.

(13) Employee Benefit Plans

Subsidiaries of the Company sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment. The Company's subsidiaries make matching contributions to their plans based on a percentage of the amount contributed by employees. Employer cash contributions to all plans aggregated $12 million, $12 million and $1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(14) Commitments and Contingencies

Guaranteed Service Levels

Certain customers have guaranteed levels of service with varying terms. In the event the Company is unable to provide the minimum service levels, it may incur penalties or issue credits to customers.

Charter and Liberty Broadband - Delaware Litigation

In August 2015, a purported stockholder of Charter, Matthew Sciabacucchi, filed a lawsuit in the Delaware Court of Chancery, on behalf of a putative class of Charter stockholders, challenging the transactions involving Charter, Time Warner Cable Inc., Advance/Newhouse Partnership, and Liberty Broadband announced by Charter on May 26, 2015. The lawsuit, which named as defendants Liberty Broadband, Charter and the board of directors of Charter, alleged that the transactions resulted from breaches of fiduciary duty by Charter's directors and that Liberty Broadband improperly benefited from the challenged transactions at the expense of other Charter stockholders. In January 2023, and in advance of the expenditure of significant time and costs, the parties reached a tentative agreement to settle the lawsuit. The settlement is subject to preliminary and final approval by the court and will result in a net payment to Charter as a result of the settlement of the derivative claims by the plaintiffs. Liberty Broadband expects to pay approximately $38 million to Charter as a result of the tentative settlement, which has been accrued as a current liability in the consolidated balance sheet and recorded as a litigation settlement expense within operating income in the consolidated statements of operations. There can be no assurance that this tentative settlement will be finalized and approved by the court. Pending finalization of the settlement and in the event the settlement is not finalized and approved by the court, Charter and Liberty Broadband will continue to vigorously defend this lawsuit.

General Litigation

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Hollywood Firefighters' Pension Fund, et al. v. GCI Liberty, Inc., et al. On October 9, 2020, a putative class action complaint was filed by two purported GCI Liberty stockholders in the Court of Chancery of the State of Delaware under the caption *Hollywood Firefighters' Pension Fund, et al. v. GCI Liberty, Inc., et al.*, Case No. 2020-0880. A new version of the complaint was filed on October 11, 2020. The complaint named as defendants GCI Liberty, as well as the members of the GCI Liberty board of directors. The complaint alleged, among other things, that Mr. Gregory B. Maffei, a director and the President and Chief Executive Officer of Liberty Broadband and, prior to the Combination, GCI Liberty, and Mr. John C. Malone, the Chairman of the board of directors of Liberty Broadband and, prior to the Combination, GCI Liberty, in their purported capacities as controlling stockholders and directors of GCI Liberty, and the other directors of GCI Liberty, breached their fiduciary duties by approving the Combination. The complaint also alleged that various prior and current relationships among members of the GCI Liberty special committee, Mr. Malone and Mr. Maffei rendered the members of the GCI Liberty special committee not independent.

The complaint sought certification of a class action, declarations that Messrs. Maffei and Malone and the other directors of GCI Liberty breached their fiduciary duties and the recovery of damages and other relief.

On December 23, 2020, the plaintiffs filed a Second Amended Complaint, which, among other things, included a new count of breach of fiduciary duty against Mr. Maffei and Mr. Gregg Engles, the other former member of the GCI Liberty special committee, and new allegations that the price of GCI Liberty was depressed as a result of statements and omissions by Mr. Maffei in November of 2019. During the first quarter of 2021, the parties were conducting discovery with the trial scheduled for November 2021. We believed the lawsuit was without merit.

During March 2021 and in advance of the expenditure of significant time and costs to conduct the depositions proposed to have been taken in this action, the parties began negotiations with the class of plaintiffs for a potential settlement of this action. On May 5, 2021, the plaintiffs (on behalf of themselves and other members of a proposed settlement class) and defendants entered into an agreement in principle to settle the litigation pursuant to which the parties agreed that the plaintiffs will dismiss their claims with prejudice, with customary releases, in return for a settlement payment of $110 million to be paid by Merger LLC (as successor by merger to GCI, Liberty, Inc.) and/or insurers for the defendants and for GCI Liberty, which was recorded as a litigation settlement expense within operating income in the consolidated statements of operations. During the second half of the year, the Company made a payment of $110 million in accordance with the settlement agreement.

On June 17, 2021, the parties filed a Stipulation and Agreement of Settlement, Compromise, and Release. On June 30, 2021, the Court preliminarily certified, solely for purposes of effectuating the proposed settlement, the action as a non-opt out class action on behalf of a settlement class consisting of all holders of GCI Liberty Series A common stock as of December 18, 2020. The Court set a settlement hearing for October 5, 2021, to determine whether to permanently certify the class, whether the proposed settlement is fair, reasonable, and adequate to the settlement class, and whether to enter a judgment dismissing the action with prejudice, among other things. On October 18, 2021, subsequent to that hearing, the Court issued a final order permanently certifying the Class and approving the settlement. The Court also awarded Plaintiffs' Counsel $22 million in attorneys' fees, which shall be paid out of the settlement fund. Plaintiffs also requested that the Court issue an additional fee award, which Defendant opposed, not to be paid out of the settlement fund, in connection with a certain claim that was mooted earlier in the case (a "mootness fee"). On November 8, 2021, the Court awarded Plaintiffs' Counsel a $9 million mootness fee, which Defendant subsequently paid and recorded as a litigation settlement expense within operating income in the consolidated statements of operations.

In addition, during the third quarter of 2021, the Company agreed to final settlement amounts with all five of its insurance carriers for insurance recoveries of approximately $24 million, which is recorded net of the litigation settlement expense on the consolidated statement of operations.

Rural Health Care ("RHC") Program

GCI Holdings receives support from various USF programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the FCC, interpretations of or compliance with USF program rules, or legislative actions. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity. The following paragraphs describe certain separate matters related to the RHC Program that impact or could impact the revenue earned and receivables recognized by the Company. As of December 31, 2022, the Company had net accounts receivable from the RHC Program in the amount of approximately $80 million, which is included within Trade and other receivables in the consolidated balance sheets.

FCC Rate Reduction. In November 2017, the Universal Service Administrative Company requested further information in support of the rural rates charged to a number of GCI Holdings' RHC customers in connection with the funding requests for the year that runs July 1, 2017 through June 30, 2018. On October 10, 2018, GCI Holdings received a letter from the FCC's Wireline Competition Bureau ("Bureau") notifying it of the Bureau's decision to reduce the rural rates charged to RHC customers for the funding year that ended on June 30, 2018 by approximately 26% resulting in a reduction of total support payments of $28 million. The FCC also informed GCI Holdings that the same cost methodology used for the funding year that ended on June 30, 2018 would be applied to rates charged to RHC customers in subsequent funding years. In response to the Bureau's letter, GCI Holdings filed an Application for Review with the FCC.

On October 20, 2020, the Bureau issued two separate letters approving the cost-based rural rates GCI Holdings historically applied when recognizing revenue for services provided to its RHC customers for the funding years that ended on

June 30, 2019 and June 30, 2020. GCI Holdings collected approximately $175 million in accounts receivable relating to these two funding years during the year ended December 31, 2021. GCI Holdings also filed an Application for Review of these determinations. Subsequently, GCI identified rates for similar services provided by a competitor that would justify higher rates for certain GCI satellite services in the funding years that ended on June 30, 2018, June 30, 2019, and June 30, 2020. GCI submitted that information to the Bureau on September 7, 2021. The Applications for Review remain pending.

On June 25, 2020, GCI Holdings submitted cost studies with respect to a number of its rates for services provided to its RHC customers for the funding year ended June 30, 2021, which require approval by the Bureau. GCI Holdings further updated those studies on November 12, 2020, to reflect the completion of the bidding season for that funding year. On May 24, 2021, the FCC approved the cost studies submitted by GCI Holdings for the funding year ended June 30, 2021. Subsequently, on August 16, 2021, GCI submitted a request for approval of rates for 17 additional sites, 13 of which the FCC approved on December 22, 2022. The rest remain pending.

RHC Program Funding Cap. The RHC program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

Enforcement Bureau and Related Inquiries. On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This includes inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau's review of GCI Holdings' compliance with program rules, which are discussed separately below. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings' currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings' currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC's Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings' determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice ("DOJ") informed GCI Holdings that a qui tam action has been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ is investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI's participation in the FCC's RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC's Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules. During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million. GCI Holdings also identified certain contracts where additional loss was reasonably possible and such loss could range from zero to $30 million, which is a reduction of the reasonably possible loss range as previously disclosed in our December 31, 2021 Form 10-K given the settlement offer made during 2022. An accrual was not made for the amount of the reasonably possible loss in accordance with the applicable accounting guidance. GCI Holdings could also be assessed fines and penalties but such amounts could not be reasonably estimated.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. GCI Holdings continues to work with the DOJ related to this matter and has recorded a $14 million estimated settlement expense during the year ended December 31, 2022 to reflect discussions and settlement offers that GCI Holdings made to the DOJ during 2022. However, the Company is unable to assess the ultimate outcome of this action and is unable to reasonably estimate any range of additional possible loss beyond the $14 million estimated settlement liability, including any type of fine or penalty that may ultimately be assessed as permitted under the applicable law.

Separately, during the third quarter of 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC's Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

Off-Balance Sheet Arrangements

Liberty Broadband did not have any off-balance sheet arrangements, except for those matters discussed above, that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

(15) Segment Information

Liberty Broadband identifies its reportable segments as (A) those consolidated companies that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings or losses represent 10% or more of Liberty Broadband's annual pre-tax earnings (losses).

Liberty Broadband evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA. In addition, Liberty Broadband reviews nonfinancial measures such as subscriber growth.

For segment reporting purposes, Liberty Broadband defines Adjusted OIBDA as revenue less operating expenses and selling, general and administrative expenses (excluding stock-based compensation and transaction costs). Liberty Broadband believes this measure is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock based compensation, transaction costs, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Liberty Broadband generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

For the year ended December 31, 2022, Liberty Broadband has identified the following consolidated company and equity method investment as its reportable segments:

- GCI Holdings – a wholly owned subsidiary of the Company that provides a full range of data, wireless, video, voice, and managed services to residential, businesses, governmental entities, and educational and medical institutions primarily in Alaska.

- Charter—an equity method investment that is one of the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers.

Liberty Broadband's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated companies are the same as those described in the Company's summary of significant accounting policies in the Company's annual financial statements. We have included amounts attributable to Charter in the tables below. Although Liberty Broadband owns less than 100% of the outstanding shares of Charter, 100% of the Charter amounts are included in the schedule below and subsequently eliminated in order to reconcile the account totals to the Liberty Broadband consolidated financial statements.

Performance Measures

	Years ended December 31,					
	2022		2021		2020	
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in millions					
GCI Holdings	$ 969	358	970	354	34	10
Charter	54,022	21,335	51,682	20,301	48,097	18,460
Corporate and other	6	(31)	18	(49)	17	(24)
	54,997	21,662	52,670	20,606	48,148	18,446
Eliminate equity method affiliate...........	(54,022)	(21,335)	(51,682)	(20,301)	(48,097)	(18,460)
Consolidated Liberty Broadband	$ 975	327	988	305	51	(14)

Other Information

	December 31, 2022			December 31, 2021		
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
	amounts in millions					
GCI Holdings	$ 3,378	—	181	3,451	—	134
Charter................................	144,523	—	9,376	142,491	—	7,635
Corporate and other	11,764	11,433	—	13,517	13,261	—
	159,665	11,433	9,557	159,459	13,261	7,769
Eliminate equity method affiliate...........	(144,523)	—	(9,376)	(142,491)	—	(7,635)
Consolidated Liberty Broadband..........	$ 15,142	11,433	181	16,968	13,261	134

Revenue by Geographic Area

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
United States	$ 975	986	49
Other countries....................	—	2	2
	$ 975	988	51

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and earnings (loss) before income taxes:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Consolidated segment Adjusted OIBDA....................	$ 327	305	(14)
Stock-based compensation	(37)	(41)	(9)
Depreciation and amortization	(262)	(267)	(15)
Litigation settlement, net of recoveries	(67)	(95)	—
Transaction costs	—	—	(22)
Operating income (loss)	(39)	(98)	(60)
Interest expense	(133)	(117)	(28)
Share of earnings (loss) of affiliates, net	1,326	1,194	713
Gain (loss) on dilution of investment in affiliate	(63)	(102)	(184)
Realized and unrealized gains (losses) on financial instruments, net......................................	334	67	(83)
Gain (loss) on dispositions, net.........................	179	12	—
Other, net	(70)	(6)	3
Earnings (loss) before income taxes.....................	$ 1,534	950	361

LIBERTY BROADBAND CORPORATION
CORPORATE DATA

Board of Directors

John C. Malone
Chairman of the Board
Liberty Broadband Corporation

Gregg L. Engles
Founder and Partner
Capitol Peak Partners

Julie D. Frist
Former Vice-Chair
CapStar Financial Holdings, Inc.

Richard R. Green
Retired President and Chief Executive
Officer
CableLabs

Sue Ann Hamilton
Principal
Hamilton Media LLC

Gregory B. Maffei
President and Chief Executive Officer
Liberty Broadband Corporation

J. David Wargo
Founder and President
Wargo & Company, Inc.

John E. Welsh III
President
Avalon Capital Partners LLC

Executive Committee
Gregory B. Maffei
John C. Malone

Compensation Committee
Julie D. Frist (Co-Chair)
J. David Wargo (Co-Chair)
Richard R. Green
Sue Ann R. Hamilton

Audit Committee
John E. Welsh III (Chairman)
Gregg L. Engles
J. David Wargo

Nominating & Corporate
Governance Committee
Richard R. Green (Co-Chair)
Sue Ann R. Hamilton (Co-Chair)
Gregg L. Engles
Julie D. Frist
John E. Welsh III

Senior Officers
Gregory B. Maffei
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Albert E. Rosenthaler
Chief Corporate Development Officer

Brian J. Wendling
Chief Accounting Officer and Principal
Financial Officer

Ben Oren
Executive Vice President and Treasurer

Corporate Secretary
Katherine C. Jewell

Corporate Headquarters
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

Stock Information
Series A Common Stock (LBRDA),
Series C Common Stock (LBRDK) and Series A
Cumulative Redeemable Preferred Stock
(LBRDP) trade on the NASDAQ Global Select
Market.

Series B Common Stock (LBRDB) is quoted on
the OTC Markets.

CUSIP Numbers
LBRDA – 530307 107
LBRDB – 530307 206
LBRDK – 530307 305
LBRDP – 530307 503

Transfer Agent
Liberty Broadband Corporation
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8745
Toll Free: (303) 562-9277
https://shareholder.broadridge.com/lbc

Investor Relations
Shane Kleinstein
investor@libertybroadband.com
(844) 826-8735

On the Internet
Visit the Liberty Broadband Corporation
website at *www.libertybroadband.com*

Financial Statements
Liberty Broadband Corporation financial
statements are filed with the Securities and
Exchange Commission. Copies of these
financial statements can be obtained from
the Transfer Agent or through the Liberty
Broadband Corporation website.























Liberty BROADBAND

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2023 ANNUAL MEETING OF STOCKHOLDERS

24 Tuesday, June 6, 2023

8:30 a.m. Mountain Time

The 2023 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting. See our Proxy Statement for additional information.

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